Exhibit 99.1

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

## ANNOUNCEMENT TO THE MARKET

**Itaú Unibanco Holding S.A.**
**1st Quarter 2019 Result**

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market at large that the Complete Financial Statements for the year ended March 31, 2019 and the Management Discussion & Analysis for the 1st quarter of 2019 are already available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Institutional Presentation of the 1st quarter of 2019 **(Attachment 01)**;
- Presentation to be used at the conference call with the press on the quarterly result, to be held on May 3, 2019 at 8:30 am (Brasília official time) **(Attachment 02)**;
- Press release **(Attachment 03)**;
- Presentation to be used at public conference calls on the quarterly result, to be held on May 3, Thursday, in English at 10:00 am (Brasília official time) and in Portuguese at 11:30 pm (Brasília official time) **(Attachment 04)**.

The expectations presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These disclosures strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, May 2, 2019.

**Alexsandro Broedel**
Group Executive Finance Director and Head of Investor Relations

Attachment 01 Attachment 01

1Q19 Institutional Information1Q19 Institutional Information

1Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.1Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of May 02, 2019Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of May 02, 2019

Our Profile 1Our Profile 1

# Itaú Unibanco at a Glance

## Leading position in Brazil

- US$85.8 billion market cap (1)
- 99,661 employees in Brazil and abroad
- 4,934 branches and CSBs in Brazil and abroad
- 47,953 ATMs in Brazil and abroad
- Around 50.4 million clients in the Retail Bank in Feb/19
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- In 2017 Itaú Unibanco was elected the The Best Company in People Management (by "Valor Carreira" magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General(2) with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved.

## Global Footprint of Brazil's Top Private Sector Bank | as of March 31, 2019



## Financial Highlights and Ratios

As of and for the quarter ended March 2019

### Highlights

| | |
|---|---|
| Total Assets | R$1651.4 Bi |
| Total Loans (1) | R$647.1 Bi |
| Stockholders' Equity | R$119.8 Bi |
| Recurring Net Income 2018 (2) | R$25.7 Bi |
| Recurring Net Income 1Q19 (3) | R$6.9 Bi |
| Long Term Foreign Currency (Itaú Unibanco Holding) | Moody´s: Ba3<br>Fitch: BB<br>S&P: BB- |

### Financial Ratios

| | |
|---|---|
| Recurring ROE 2018 (4) | 21.9% |
| Recurring ROE 1Q19 (5) | 23.6% |
| Efficiency Ratio 2018 (6) | 47.6% |
| Efficiency Ratio 1Q19 (6) | 46.3% |
| Liquidity Coverage Ratio | 164% |
| Tier I Capital - BIS III (7) | 14.6% |

(1) Includes financial guarantees provided and corporate securities.
(2) Represents Net Income adjusted for certain non recurring events described in the 4Q18 MD&A – Executive Summary.
(3) Represents Net Income adjusted for certain non recurring events described in the 1Q19 MD&A – Executive Summary.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 1Q19 MD&A – Executive Summary.
(6) See "Efficiency Ratio" slides in this presentation for criteria.
(7) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital.

(1) As of March 31, 2019. Source: Economatica. (2) Controladoria-Geral da União (CGU).

Itaú Unibanco Holding S.A.

page 6

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7

Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 8Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 8

# Medium and Long-Term Strategic Agenda

## CORPORATE GOVERNANCE AND SUSTAINABILITY

### PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES

Commitment to **permanently improve corporate governance** plays a vital role in protecting stakeholders' interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at **creating a virtuous cycle on the path towards sustainable performance**, which can only be met by collaborative work involving our main stakeholders: **employees; clients; shareholders and society**.

## TRANSFORMATION

### Client Centricity

to embrace this concept to the fullest in order to always develop **products and a "service culture" focused on client satisfaction and long-term relationships**.

### Digital

to speed up our digital transformation process to **increase the productivity of IT area and spread a digital mindset throughout the bank** to improve efficiency, user experience and client satisfaction.

### People Management

to improve our incentive model and evaluation tools **to contemplate the new dynamics of cooperative work**, making them effective to fairly assess individual deliveries within cross-functional teams.

## CONTINUOUS IMPROVEMENT

### Risk Management

to endeavor our efforts to **fully comply with the Risk Appetite guidelines**. Managing risks is the essence of our activity and a responsibility of all employees.

### Internationalization

moving forward in the internationalization process does not necessarily mean to take activities to new countries, but **to reach, in the countries we are present in, the same management quality and results we have in Brazil.**

### Sustainable Profitability

to **continuously increase the efficiency of our operations**, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity.

Itaú Unibanco Holding S.A.

page 9

# Itaú Unibanco Global Footprint

**Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation.**

We want to be recognized as: **The Latin American Bank**



**CIB**
London, Lisbon, Madrid, Paris, Frankfurt

**Institutional Clients / Asset**
London

**Private Banking**
Zurich

**CIB**
NY, Cayman, Bahamas

**Institutional Clients / Asset**
NY, Cayman

**Private Banking**
Cayman, Bahamas, Miami

**CIB / Institutional Clients**
Mexico

**CIB**
Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama

**Institutional Clients / Asset**
Brazil, Argentina, Chile

**Private Banking**
Brazil, Chile, Paraguay

**Retail Banking**
Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama

**CIB / Institutional Clients / Asset**
Tokyo, Dubai

Itaú Unibanco Holding S.A.

page 10

1 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 111 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 11

Corporate Governance 2Corporate Governance 2

# Corporate Governance at Itaú Unibanco

## Strengths of our structure

- Family ownership ensuring a long-term view
- Professional management team
- Strong corporate governance
- Broad shareholder base (52.88% of our shares in free float)



Free Float*
Egydio de Souza Aranha Family
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
36.73% ON
81.37% PN
66.03% Total
63.27% ON
18.63% PN
33.97% Total
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
39.21% ON
0.004% PN
19.95% Total
51.71% ON
26.32% Total
Non Voting Shares
Free Float
Brazilian investors in B3
Foreigners in NYSE
33%
28%
4.8 bn (number of shares)
39%
Foreigners in B3
Free Float*
7.82% ON
99.58% PN
52.88% Total
Itaú Unibanco Holding S.A.

Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

Itaú Unibanco Holding S.A.

page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 14IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 14

# Itaú Unibanco Board of Directors and Executive Committees

## Board of Directors

**Co-Chairman**
**Pedro Moreira Salles**

**Co- Chairman**
**Roberto Egydio Setubal**

**Directors**

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa [1]
Gustavo Jorge Laboissière Loyola [1]
João Moreira Salles
José Galló [1]
Marco Ambrogio Crespi Bonomi [1]
Pedro Luiz Bodin de Moraes [1]
Ricardo Villela Marino

## Executive Committees

**Chief Executive Officer (CEO)**
Candido Botelho Bracher
- Ombudsman

**General Directors**

**Wholesale**
- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America
- Investment Banking

**Retail**
- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll

**Executive Vice Presidents**

**IT and Operations**
- IT
- Operations
- Procurement

**Risks and Finance**
- Risks
- Finance

**Legal and Human Resources**
- Legal and Internal
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations
- Marketing
- Sustainability

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 15

# Risk Management Structure



Capital and Risk Management Committee
Pedro Bodin [1]
Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal
Audit Committee
Gustavo Loyola [1]
Internal Audit
Paulo Miron
3rd line of defense
Independent review of the activities developed by the institution.
Itaú Unibanco Holding
President and CEO
Candido Bracher
General Wholesale Office
Caio David
General Retail Office
Marcio Schettini
Risk and Finance Control and Management Department
Milton Maluhy
Legal, Institutional and Personnel Dept.
Claudia Politanski
Technology and Operations Department
André Sapoznik
Executive Finance and Market Risk Control Office
Investor Relations Office
Operational Risk and Compliance Executive Office
Credit Risk and Modeling Office
1st line of defense
Manages risks originated by these offices; its role is to:
Identify
Assess
Control
Report
2nd line of defense
Ensures that risks are managed according to:
Risk appetite
Policies
Procedures

(1) Independent Director.

Itaú Unibanco Holding S.A.

page 16

Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Digital Audit Personnel Related Nomination Risk and Capital Strategy Compensation LATAM Committee Committee Parties and Corporate Management Committee Committee Strategy Advisory Board Committee Governance Committee Council Committee Internal Audit Social Responsibility Independent Committee Audit Board of Officers Disclosure and Trading Committee page 17Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Digital Audit Personnel Related Nomination Risk and Capital Strategy Compensation LATAM Committee Committee Parties and Corporate Management Committee Committee Strategy Advisory Board Committee Governance Committee Council Committee Internal Audit Social Responsibility Independent Committee Audit Board of Officers Disclosure and Trading Committee page 17

Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 18Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 18

Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 19Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 19

# Risk Appetite (as approved by the Board of Directors)

## The Risk Appetite...

**establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation.**

**It is based on Board of Directors Statement**

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital."

**Guided by the Principles of Risk Management**

- Sustainability and customer satisfaction
- Risk culture
- Price for risk
- Diversification
- Operational excellence
- Ethics and respect for regulation

**and monitored by 43 metrics inserted in the day-to-day of business management**

Dimensions

**Capitalization**
- Capital ratios in normal and stress situations
- Debt issuance ratings

**Liquidity**
- Short and mid-term liquidity indicators

**Results Composition**
- Largest credit risk
- Largest exposures and by rating brackets
- Concentration by sectors, countries and segments
- Concentration of market risk

**Operational Risk**
- Operational losses events
- Information technology

**Reputation**
- Suitability indicators
- Media Exposure
- Customer complaint tracking
- Regulatory compliance

Itaú Unibanco Holding S.A.

page 20

Itaú

# Retail Management – Individuals and Small and Middle Companies

**STATISTICAL MODELS**

**Lowest risk** — **Risk Level** — **Highest Risk**

**POLICY** Variables that distinguishes risk

| | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 100 | 100 | 102 | 98 | 114 | 94 | 123 | 89 | 128 | 88 | 148 | 88 | 153 | 88 |
| 100 | 100 | 104 | 101 | 102 | 95 | 101 | 89 | 106 | 90 | 112 | 99 | 124 | 94 |
| 115 | 91 | 115 | 91 | 116 | 92 | 130 | 93 | 148 | 88 | 157 | 81 | 167 | 79 |
| 110 | 91 | 112 | 102 | 114 | 97 | 113 | 92 | 118 | 96 | 121 | 77 | 130 | 91 |
| 114 | 86 | 118 | 87 | 134 | 79 | 136 | 74 | 169 | 72 | 166 | 67 | 179 | 65 |
| 114 | 82 | 122 | 99 | 127 | 85 | 130 | 77 | 142 | 115 | 173 | 73 | 155 | 65 |

Higher risk

Fictitious figures (Basis 100 = lowest risk cell).

| | | | |
|---|---|---|---|
| Default Rate | 116 | 92 | RAROC (Risk Adjusted Return on Capital) |
| Loss/Revenue | 114 | 97 | ROE (Return on Equity) |

**Management tool (tightening and easing credit standards)**
Data adjusted to expected future macroeconomic scenario

Itaú Unibanco Holding S.A.

page 21

Itaú

Credit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 22 POLICY POLICYCredit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 22 POLICY POLICY

Business Overview 3Business Overview 3

# Universal Bank [1]

## RETAIL BANKING

## WHOLESALE BANKING

### RETAIL AND REAL ESTATE CREDIT

4,413 branches and client service branches and 46,784 ATMs in Brazil;

**Premier banking brand** in Brazil;

Strategically positioned for **growth in mortgage market** (partnerships with Lopes).

### CREDIT CARD AND CONSUMER FINANCE

Approximately **33.1 million credit card accounts** and **28.6 million debit card accounts**;

**Leader in Brazilian credit card market**, extensive number of joint ventures and partnerships with retailers.

### VEHICLES

Total portfolio for individuals of **R$16.6 billion**;

Lease and finance through **over 10 thousand dealers.**

### INSURANCE OPERATIONS

**One of the largest players in Brazil** based on direct premiums;

**Association with Porto Seguro** for auto and residential insurance;

**1Q19 net income: R$661 million**

### SMALL COMPANY

Small and Medium Enterprises with annual sales up to R$30 million.



RETAIL AND REAL ESTATE CREDIT
ITAÚ BBA (CORPORATE, IB AND TREASURY)
LATAM
WEALTH MANAGEMENT SERVICES
MIDDLE COMPANY
SMALL COMPANY
INSURANCE[2]
VEHICLES
CREDIT CARD AND CONSUMER FINANCE
Itaú
UNIVERSAL BANK

### ITAÚ BBA

**Full coverage** of corporate clients with annual sales above R$ 200 million;

**Leadership in IB products** with top positions in major league tables;

**Treasury operations** for the conglomerate.

### LATAM

Purpose: to be recognized as "**The Latin American Bank**";

Retail presence in Latin America (ex-Brazil): Argentina, Chile, Paraguay, Uruguay, Colombia, Panama.

### WEALTH MANAGEMENT AND SERVICES

Total assets under administration of approximately **R$1,159 billion**;

**Leader in Private banking services** in Latin America.

### MIDDLE COMPANY

Corporate clients with annual sales from R$30 million to R$200 million.

(1) March 31, 2019 figures; (2) Includes Insurance, Pension Plan and Premium Bond operations.

Itaú Unibanco Holding S.A.

page 24

# Client Segmentation

**Individuals Segmentation**
by monthly income

**Companies Segmentation**
by annual sales


Private Bank
>R$5 million in total investment
Personnalité
>R$10 thousand or >R$100 thousand in total investments
Uniclass
>R$4 thousand up to R$10 thousand
Retail
up to R$4 thousand
Wholesale Banking
Retail Banking
Ultra
over R$4 billion or >R$750 million debt*
Large
>R$400 million up to R$4 billion or >R$200 million debt*
Corporate
>R$200 million up to R$400 million
Middle
>R$30 million up to R$200 million
Very Small and Small Companies
up to R$30 million
Itaú
Itaú BBA

*total exposure, includes financial guarantees provided and corporate securities.

Itaú Unibanco Holding S.A.
page 25

# Retail in Brazil

### Presence in Brazil [1] (As of March 31, 2019)



North
114
Northeast
339
Midwest
314
Southeast
2,964
South
667

Brazil: 4,398
Abroad + IBBA: 536
Total: 4,934

### Automated Teller Machines (ATMs) in Brazil [2]



45,182
45,353
45,502
45,769
45,891
46,463
46,712
47,301
46,784
21
15
8
7
7
7
3
635
626
617
613
608
610
598
592
589
20,516
20,809
20,937
21,195
21,423
22,086
22,431
23,049
22,605
24,010
23,903
23,940
23,954
23,853
23,760
23,680
23,660
23,590
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Brazil [3]
Banco 24Horas
ESB [4]
Third Party Locations [5]

### Branches and Client Service Branches (CSB) in Brazil [6,7]



4,454
4,413
4,397
4,454
4,451
4,388
4,404
4,428
4,413
144
154
156
160
160
160
173
195
195
3,553
3,523
3,523
3,591
3,587
3,531
3,531
3,530
3,527
757
736
718
703
704
697
700
703
691
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches, digital branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties' establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches.

Itaú Unibanco Holding S.A.
page 26

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 61.7 million card accounts (1Q19): • 33.1 million credit card accounts; • 28.6 million debit card accounts; • R$ 119.5 billion in card transactions (1Q19): • R$ 89.3 billion in credit card transactions; • R$ 30.3 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 27Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 61.7 million card accounts (1Q19): • 33.1 million credit card accounts; • 28.6 million debit card accounts; • R$ 119.5 billion in card transactions (1Q19): • R$ 89.3 billion in credit card transactions; • R$ 30.3 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 27

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 38.0% 35.1% 34.9% 34.1% 33.8% 32.4% 32.1% 31.4% 30.8% 14.6% 13.0% 13.3% 12.5% 12.7% 12.1% 12.4% 11.7% 11.6% 23.4% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 19.7% 19.2% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) brand view in Dec/18. Only the purchase volume is considered in the cards billing. page 28Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 38.0% 35.1% 34.9% 34.1% 33.8% 32.4% 32.1% 31.4% 30.8% 14.6% 13.0% 13.3% 12.5% 12.7% 12.1% 12.4% 11.7% 11.6% 23.4% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 19.7% 19.2% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) brand view in Dec/18. Only the purchase volume is considered in the cards billing. page 28

Retail - Merchant Acquiring | REDE Unprecedented initiative in the acquiring business Rede ended the prepayment rate on credit card transactions without installments • Effective May 2, 2109 • Credit card transactions without installments • Using any POS machine from • With a bank domicile in Itaú Unibanco • And annual sales up to R$30 million Will be received in 2 days with zero cost of anticipation We want Stimulate the development Pursue even higher Influence other of entrepreneurs, micro and levels of customer movements in the small companies satisfaction sector page 29Retail - Merchant Acquiring | REDE Unprecedented initiative in the acquiring business Rede ended the prepayment rate on credit card transactions without installments • Effective May 2, 2109 • Credit card transactions without installments • Using any POS machine from • With a bank domicile in Itaú Unibanco • And annual sales up to R$30 million Will be received in 2 days with zero cost of anticipation We want Stimulate the development Pursue even higher Influence other of entrepreneurs, micro and levels of customer movements in the small companies satisfaction sector page 29

# Retail - Payroll Loan in Brazil

## Evolution of Payroll Loan Portfolio


R$ billion
44.9
44.8
44.6
44.4
44.7
45.4
46.0
46.7
48.6
4.3 4.3 4.4 4.7 4.8 4.9 4.9 5.1 5.4
8.8 8.2 7.6 7.0 6.4 5.9 5.5 5.1 4.8
31.7 32.2 32.6 32.8 33.5 34.6 35.5 36.5 38.5
Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
INSS
Public Sector
Private Sector

## Composition of Payroll Loans Portfolio by Sector


11%
10%
79%
Private Sector
Public Sector
INSS

## Composition of Payroll Loans Portfolio by Origination


R$ billion
8.8%
4.2%
44.9 44.8 44.6 44.4 44.7 45.4 46.0 46.7 48.6
62% 61% 61% 60% 59% 59% 59% 59% 59%
38% 39% 39% 40% 41% 41% 41% 41% 41%
Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
Branches
Itaú Consignado S.A.

## Composition of Personal Loans Portfolio


39% 38% 38% 37% 36% 37% 38% 38%
61% 62% 62% 63% 64% 63% 62% 62%
Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Mar-18 Sep-18 Mar-19
Payroll
Other - Personal Loan

Itaú Unibanco Holding S.A.

page 30

# Retail - Mortgage Market in Brazil

## Mortgage Loans Evolution


R$ million
1.7%
47,754
48,337
48,544
16.3%
13.0%
11.7%
83.7%
87.0%
88.3%
Mar-18
Dec-18
Mar-19
Individuals
Companies

## Distribution Channels for Individuals Balance

As of March 2019


CrediPronto!
Partnerships 13%
Real Estate Brokers 30%
Regular Branches 11%
Developers 15%
High Income Branches 31%

## Collaterals (LTV)

(Loan to value ratio)


57.4%
40.0%
58.4%
38.7%
58.6%
38.8%
Mar-18
Dec-18
Mar-19
Vintage (quarterly average)
Portfolio

## Average Ticket and Average Origination Term

| | 1Q19 |
|---|---|
| Average operation period [1] | 320 months |
| Average value of the Property [2] | R$553 thousand |
| Financing Average Ticket | R$325 thousand |

(1) Average Operation Period for new developers contracts; (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP.

Itaú Unibanco Holding S.A.
page 31

# Retail - Vehicle Financing in Brazil

**Highlights:**

- Growth of 31.6% in production (QoQ);
- Offers finance through over 10 thousand dealers;
- Average ticket size of the new vehicle concessions to individuals of R$34 thousand with LTV of 60% in the 1Q19;
- 73.9% of the financing is guaranteed up to 4 years;
- 86.7% of the financing are made up to 48 months;

**Main Products and Services:**

- **Facial Recognition:** Implantation of Facial Biometry, guaranteeing security in the contracting process;
- ***Novo Credline:*** a redesigned proposal origination platform, offers a simple and renewed digital experience with mobile version;
- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **iCarros:** platform that applies innovative technologies and data analysis to solutions that help dealers make their sales processes more efficient;
- **iCarros Club:** B2B trade-in platform for used vehicles with bidding features and online purchase, allows contact between sellers and buyers, guarantees the best offer for the vehicle, through more than 8,000 dealers all over Brazil;
- **Digital Contracting:** digital contracting integrated to iCarros platform and can connect to other e-commerce as dealers websites;
- **Digital Assistant:** online credit analysis and approval platform. Automatically qualifies customer purchase interest via Internet or mobile, without additional cost;
- ***Compra e Venda Protegida:*** this product mediates between the parties involved making trading safer;
- **Financing of Accessories and Services:** credit line for financing of accessories and services, already embedded in the vehicles installment.

**Individuals Portfolio**


R$ million
26.2%
17,137
2,820
14,316
21,629
5,071
16,559
1Q18
1Q19
Individuals
Corporate

**Individuals and Corporate Loans Granted**


R$ million
31.6%
3,122
649
2,472
4,108
1,225
2,883
1Q18
1Q19
Individuals
Corporate

**90-day NPL Ratio | Individuals - Vehicles**


Base 100 = Dec-12
100
109
68
54
49
43
35
34
2012
2013
2014
2015
2016
2017
2018
1Q19

Itaú Unibanco Holding S.A.

page 32

# Retail - Insurance Ranking in Brazil [1,2]

| | jan-feb/19 | jan-feb/18 | Model |
|---|---|---|---|
| **Total Insurance** [3] | **4th** | **4th** | |
| **Recurring Insurance Activities** [4] | **5th** | **5th** | |
| Life & Personal Accidents | 2nd | 3rd | *Bancassurance* |
| Credit Insurance | 6th | 6th | *Bancassurance* |
| **Pension Plan** | 3rd | 3rd | *Bancassurance* |
| **Premium Bonds** | 4th | 3rd | *Bancassurance* |
| **Porto Seguro** | **2nd** | **2nd** | |
| Vehicles [5] | Leader: Porto Seguro | Leader: Porto Seguro | *Broker* |
| Residential [5] | Leader: Porto Seguro | Leader: Porto Seguro | *Broker* |
| **Other Insurance Activities** [6] | **5th** | **5th** | |
| **Large Risks** [7] | **We do not offer this product.** | | |
| **Health Insurance** | **We do not offer this product.** | | |

(1) Source SUSEP, date: Feb/19, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty,Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 33

Itaú

Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 34Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 34

# Very Small, Small and Middle Market in Brazil

**SMEs Loan Portfolio** [1]

R$ million



79,649
75,433
72,002
68,974
61,547
61,869
70,795
74,137
2012
2013
2014
2015
2016
2017
2018
1Q19

## Highlights

Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others.

**Very Small and Small Market**

- Clients with annual revenues up to R$30 million.

**Middle Market**

- This sub-segment serves approximately 30 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million.
- Focus on high-rating clients, and 93% of loans are granted to clients rated B3 or better.

(1) Includes financial guarantees provided.

Itaú Unibanco Holding S.A.

page 35

Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 153,302 152,625 2012 2013 2014 2015 2016 2017 2018 1Q19 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 36Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 153,302 152,625 2012 2013 2014 2015 2016 2017 2018 1Q19 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 36

# Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

## Wholesale Banking

Itaú Empresas

**Middle**
Annual revenues from **R$30 MM** up to **R$200 MM**

Itaú BBA

**Corporate Banking**
Annual revenues over **R$200 MM**

**Investment Banking**
**Leadership position** and client recognition

Itaú BBA
Itaú

**LatAm**
Presence in all banking segments in **Latin America**

Itaú PrivateBank
Itaú Asset Management

**WMS**
Large range of customized **wealth management** and **investments** solutions

Itaú

**Markets, Products & Planning**
**Treasury** operations for the conglomerate

## Investment Banking

**Fixed Income**
Until March 2019, we maintained the leadership in the distribution ranking of Anbima, with a distributed volume of R$4.9 billion.

**Mergers and Acquisitions**
Until March 2019, our Merger and Acquisition operation provided financial advisory in 5 transactions in South America, totaling US$ 520 million, reaching the leadership position in the Dealogic ranking.

**Project Finance**
In the 1Q19, we served as advisor and/or creditor of approximately R$1.6 billion in financing to 14 different infrastructure projects in different sectors.

## Ranking

| | 1Q19 | 2018 | 2017 |
|---|---|---|---|
| M&A[1] | 1st | 1st | 1st |
| Local ECM[1] | 1st | 1st | 1st |
| Local DCM[2] | 1st | 1st | 1st |
| International DCM[1] | 7th | 6th | 6th |
| Derivatives Total[3] | 1st | 1st | 1st |

(1) Source: Dealogic; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from Mar-19; (3) Source: Cetip. Information from Mar-19.

Itaú Unibanco Holding S.A.

page 37

Itaú

# Wholesale - Wealth Management Services | Brazil

## Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.



R$ billion
849
883
922
946
1,002
1,025
1,068
1,107
1,135
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19

## Securities Services

**Local Custody:** we ended March with R$1,368 billion under custody (+10.0% from the same period of 2018).

**International Custody:** we ended March with R$284.0 billion under custody (+43.7% from the volume under custody in the same period of 2018).

**Corporate Solutions:** we are leaders in the bookkeeping of shares, providing services to 195 companies listed on B3, representing 58.4% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 362 (35.4%) issues.

## Asset Management

**Asset Management**

In March 2019, we reached R$686.5[1] billion in assets under management, accounting for 14.4% of the market.

**Kinea**

It is an independent platform of management of differentiated investments. With R$56.5 billion in assets in March 2019, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

## Private Banking

With a full global wealth management platform, leadership position in Brazil. We have been recognized by the world's top international Private Banking market publications:

**Private Banker International**

- Outstanding Global Private Bank - Latin America, 2018

**The Banker**

- Best Private Bank in Brazil, 2018

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – March 2019. Considers Itaú Unibanco and Intrag.

Itaú Unibanco Holding S.A.

page 38

# Retail Footprint in Latin America | March 2019



Mexico | CIB
Employees: 8
Panama
Colombia[1]
Employees: 3,484
Branches + CSBs: 163
ATMs: 172
Brazil
Employees: 86,204
Branches + CSBs: 4,413
ATMs: 46,784
Peru
Representative Office
Paraguay
Employees: 855
Branches + CSBs: 44
ATMs: 298
Non-Bank Correspondents : 59
Chile
Employees: 5,777
Branches + CSBs: 202
ATMs: 463
Uruguay
Employees: 1,104
Branches + CSBs: 27
Points of Service OCA: 35
ATMs: 60
OCA
Argentina
Employees: 1,688
Branches + CSBs: 85
ATMs: 176
CIB
Retail and Wholesale

(1) Considers employees and branches from Panama.

Itaú Unibanco Holding S.A.

page 39

# Segments – Income Statement *Pro Forma* 1Q19

| In R$ millions | Retail Banking | Wholesale Banking | Activities with the Market + Corporation | Itaú Unibanco |
|---|---|---|---|---|
| **Operating Revenues** | **18,569** | **7,113** | **2,525** | **28,208** |
| Managerial Financial Margin | 10,653 | 4,602 | 2,413 | 17,668 |
| Financial Margin with Clients | 10,653 | 4,602 | 1,170 | 16,424 |
| Financial Margin with the Market | - | - | 1,244 | 1,244 |
| Commissions and Fees | 6,212 | 2,366 | 43 | 8,622 |
| Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 1,704 | 145 | 68 | 1,918 |
| **Cost of Credit** | **(3,664)** | **(139)** | **(0)** | **(3,804)** |
| Provision for Loan Losses | (4,021) | (185) | (0) | (4,206) |
| Impairment | - | (30) | - | (30) |
| Discounts Granted | (244) | (64) | - | (308) |
| Recovery of Loans Written Off as Losses | 601 | 139 | (0) | 741 |
| **Retained Claims** | **(288)** | **(11)** | **-** | **(299)** |
| **Other Operating Expenses** | **(9,902)** | **(3,653)** | **(287)** | **(13,842)** |
| Non-interest Expenses | (8,705) | (3,329) | (116) | (12,150) |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (1,190) | (322) | (169) | (1,680) |
| Insurance Selling Expenses | (7) | (2) | (3) | (12) |
| **Income before Tax and Minority Interests** | **4,715** | **3,311** | **2,238** | **10,263** |
| **Income Tax and Social Contribution** | **(1,586)** | **(937)** | **(665)** | **(3,188)** |
| **Minority Interests in Subsidiaries** | **(54)** | **(135)** | **(9)** | **(198)** |
| **Recurring Net Income** | **3,074** | **2,238** | **1,564** | **6,877** |
| **Recurring Return on Average Allocated Capital** | 33.0% | 19.7% | 18.4% | 23.6% |
| **Efficiency Ratio (ER)** | 51.0% | 49.1% | 4.9% | 46.3% |
| **Risk-Adjusted Efficiency Ratio (RAER)** | 72.4% | 51.2% | 4.9% | 60.9% |

Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Itaú Unibanco Holding S.A.
page 40

Financial Highlights 4Financial Highlights 4

# Highlights

### Recurring Net Income

Consolidated **R$6.9 bn** ^ 7.1 % 1Q19 vs. 1Q18

Brazil **R$6.5 bn** ^ 4.6 % 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 6.4 | 6.4 | 6.5 | 6.5 | 6.9 |

### Recurring ROE

Consolidated **23.6%** ^ 140 bps 1Q19 vs. 1Q18

Brazil **24.8%** ^ 110 bps 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 22.2 | 21.6 | 21.3 | 21.8 | 23.6 |

### Credit[1]

Consolidated **R$647.1 bi** ^ 7.7 % 1Q19 vs. 1Q18

Brasil **R$480.4 bi** ^ 6.5 % 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 601.1 | 623.3 | 636.4 | 636.9 | 647.1 |

### NPL 90 days

Consolidated **3.0%** v 10 bps 1Q19 vs. 1Q18

Brasil **3.7%** 0.0 bp 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 3.1 | 2.8 | 2.9 | 2.9 | 3.0 |

### Financial Margin with Clients

Consolidated **R$16.4 bn** ^ 7.6 % 1Q19 vs. 1Q18

Brazil **R$14.7 bn** ^ 6.3 % 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 15.3 | 16.0 | 16.2 | 16.2 | 16.4 |

### Comission, Fees and Insurance Results[2]

Consolidated **R$10.2 bn** ^ 1.0 % 1Q19 vs. 1Q18

Brazil **R$9.5 bn** ^ 0.3 % 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 10.1 | 10.4 | 10.2 | 10.8 | 10.2 |

### Cost of Credit

Consolidated **R$3.8 bn** ^ 0.4 % 1Q19 vs. 1Q18

Brazil **R$3.4 bn** ^ 2.1 % 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 3.8 | 3.6 | 3.3 | 3.4 | 3.8 |

### Non-Interest Expenses

Consolidated **R$12.1 bn** ^ 4.1 % 1Q19 vs. 1Q18

Brazil **R$10.5 bn** ^ 4.1 % 1Q19 vs. 1Q18

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 11.7 | 12.3 | 12.6 | 12.8 | 12.1 |

(1) Total with Financial Guarantees provided and Corporate Securities. (2) Results from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

page 42

# 2019 Forecast

| | Consolidated | | Brazil [1] | |
|---|---|---|---|---|
| | Previous | Revised | Previous | Revised |
| Total Credit Portfolio [2] | 8.0% – 11.0% | Unchanged | 8.0% – 11.0% | Unchanged |
| Financial Margin with Clients | 9.5% – 12.5% | 9.0% – 12.0% | 9.5% – 12.5% | 9.0% – 12.0% |
| Financial Margin with the Market | R$4.6 bn – R$5.6 bn | Unchanged | R$3.6 bn – R$4.6 bn | Unchanged |
| Cost of Credit [3] | R$14.5 bn – R$17.5 bn | Unchanged | R$12.5 bn – R$15.5 bn | Unchanged |
| Commissions and Fees and Results from Insurance Operations [4] | 3.0% – 6.0% | 2.0% – 5.0% | 3.0% – 6.0% | 2.0% – 5.0% |
| Non-Interest Expenses | 5.0% – 8.0% | 3.0% – 6.0% | 5.5% – 8.5% | 3.5% – 6.5% |
| Effective Tax Rate | 31.0% – 33.0% | Unchanged | 32.0% – 34.0% | Unchanged |

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Itaú Unibanco Holding S.A.

pg. 43

Recurring Net Income and Value Creation 23.6% 22.2% 21.9% 21.8% 21.6% 21.3% ROE Average Cost of Capital 14.5% 14.5% 14.0% 13.5% 13.5% 13.5% Recurring Net Income 6.9 6.5 6.5 6.4 6.4 6.3 2.0 Value Creation 2.9 2.2 2.0 2.5 2.5 4.5 4.3 4.3 Cost of Capital 4.0 3.9 3.9 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 page 44 In R$ billionRecurring Net Income and Value Creation 23.6% 22.2% 21.9% 21.8% 21.6% 21.3% ROE Average Cost of Capital 14.5% 14.5% 14.0% 13.5% 13.5% 13.5% Recurring Net Income 6.9 6.5 6.5 6.4 6.4 6.3 2.0 Value Creation 2.9 2.2 2.0 2.5 2.5 4.5 4.3 4.3 Cost of Capital 4.0 3.9 3.9 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 page 44 In R$ billion

# Income Statement | Operating Revenues Perspective

| In R$ millions | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| **Operating Revenues** | **28,208** | **28,471** | **-0.9%** | **27,426** | **2.8%** |
| Managerial Financial Margin | 17,668 | 17,382 | 1.6% | 16,999 | 3.9% |
| Financial Margin with Clients | 16,424 | 16,233 | 1.2% | 15,261 | 7.6% |
| Financial Margin with the Market | 1,244 | 1,149 | 8.2% | 1,738 | -28.4% |
| Commissions and Fees | 8,622 | 9,192 | -6.2% | 8,528 | 1.1% |
| Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses | 1,918 | 1,897 | 1.1% | 1,898 | 1.0% |
| **Cost of Credit** | **(3,804)** | **(3,415)** | **11.4%** | **(3,788)** | **0.4%** |
| Provision for Loan Losses | (4,206) | (3,796) | 10.8% | (4,111) | 2.3% |
| Impairment | (30) | (269) | -88.9% | (187) | -84.1% |
| Discounts Granted | (308) | (312) | -1.2% | (284) | 8.4% |
| Recovery of Loans Written Off as Losses | 741 | 961 | -23.0% | 795 | -6.9% |
| **Retained Claims** | **(299)** | **(294)** | **1.9%** | **(279)** | **7.1%** |
| **Other Operating Expenses** | **(13,842)** | **(14,687)** | **-5.8%** | **(13,382)** | **3.4%** |
| Non-interest Expenses | (12,150) | (12,793) | -5.0% | (11,676) | 4.1% |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (1,680) | (1,881) | -10.6% | (1,689) | -0.5% |
| Insurance Selling Expenses | (12) | (14) | -14.5% | (17) | -32.2% |
| **Income before Tax and Minority Interests** | **10,263** | **10,075** | **1.9%** | **9,977** | **2.9%** |
| **Income Tax and Social Contribution** | **(3,188)** | **(3,352)** | **-4.9%** | **(3,462)** | **-7.9%** |
| **Minority Interests in Subsidiaries** | **(198)** | **(245)** | **-19.2%** | **(96)** | **-** |
| **Recurring Net Income** | **6,877** | **6,478** | **6.2%** | **6,419** | **7.1%** |

Itaú Unibanco Holding S.A.

page 45

# Income Statement | Managerial Financial Margin Perspective

| In R$ millions | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| **Managerial Financial Margin** | **17,668** | **17,382** | **1.6%** | **16,999** | **3.9%** |
| Financial Margin with Clients | 16,424 | 16,233 | 1.2% | 15,261 | 7.6% |
| Financial Margin with the Market | 1,244 | 1,149 | 8.2% | 1,738 | -28.4% |
| **Cost of Credit** | **(3,804)** | **(3,415)** | **11.4%** | **(3,788)** | **0.4%** |
| Provision for Loan Losses | (4,206) | (3,796) | 10.8% | (4,111) | 2.3% |
| Impairment | (30) | (269) | -88.9% | (187) | -84.1% |
| Discounts Granted | (308) | (312) | -1.2% | (284) | 8.4% |
| Recovery of Loans Written Off as Losses | 741 | 961 | -23.0% | 795 | -6.9% |
| **Net Result from Financial Operations** | **13,865** | **13,967** | **-0.7%** | **13,212** | **4.9%** |
| **Other Operating Income(Expenses)** | **(3,602)** | **(3,891)** | **-7.4%** | **(3,235)** | **11.3%** |
| Commissions and Fees | 8,622 | 9,192 | -6.2% | 8,528 | 1.1% |
| Result from Insurance, Pension Plan and Premium Bonds Operations | 1,607 | 1,590 | 1.1% | 1,602 | 0.3% |
| Non-interest Expenses | (12,150) | (12,793) | -5.0% | (11,676) | 4.1% |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (1,680) | (1,881) | -10.6% | (1,689) | -0.5% |
| **Income before Tax and Minority Interests** | **10,263** | **10,075** | **1.9%** | **9,977** | **2.9%** |
| **Income Tax and Social Contribution** | **(3,188)** | **(3,352)** | **-4.9%** | **(3,462)** | **-7.9%** |
| **Minority Interests in Subsidiaries** | **(198)** | **(245)** | **-19.2%** | **(96)** | **-** |
| **Recurring Net Income** | **6,877** | **6,478** | **6.2%** | **6,419** | **7.1%** |

Itaú Unibanco Holding S.A.

page 46

Results – Brazil and Latin America 1Q19 1Q18 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 28,208 25,347 2,861 27,426 24,946 2 ,480 2.8% 1.6% 15.3% Managerial Financial Margin 1 7,668 15,574 2,094 16,999 15,223 1,777 3.9% 2.3% 17.9% Financial Margin with Clients 16,424 14,656 1,768 15,261 13,792 1,469 7.6% 6.3% 20.3% Financial Margin with the Market 1,244 918 326 1,738 1,431 307 -28.4% -35.9% 6.2% Commissions and Fees 8,622 7,890 732 8,528 7,858 670 1.1% 0.4% 9.2% 2 1,918 1,883 34 1,898 1,865 33 1.0% 1.0% 2.7% Result from Insurance Cost of Credit (3,804) (3,352) (452) (3,788) (3,282) (505) 0.4% 2.1% -10.7% Provision for Loan Losses (4,206) (3,717) (489) (4,111) (3,557) (554) 2.3% 4.5% -11.7% Impairment (30) (30) - (187) (187) - -84.1% -84.1% - Discounts Granted (308) (280) (29) (284) (283) (1) 8.4% -1.3% 2494.8% Recovery of Loans Written Off as Losses 741 675 66 795 746 49 -6.9% -9.5% 33.5% Retained Claims (299) (289) (10) (279) (261) (19) 7.1% 10.9% -45.4% Other Operating Expenses (13,842) (12,128) (1,713) (13,382) (11,724) (1,658) 3.4% 3.4% 3.4% Non-interest Expenses (12,150) (10,483) (1 ,667) (11,676) (10,068) (1,608) 4.1% 4.1% 3.6% 3 (1,692) (1,645) (47) (1,706) (1,657) (49) -0.8% -0.7% -4.9% Tax Expenses and Other Income before Tax and Minority Interests 10,263 9,578 685 9,977 9 ,679 298 2.9% -1.0% 129.6% Income Tax and Social Contribution (3,188) (3,007) (181) (3,462) (3,405) (57) -7.9% -11.7% 219.5% Minority Interests in Subsidiaries (198) (63) (135) (96) (53) (43) 106.7% 18.3% 217.4% Recurring Net Income 6,877 6,507 369 6 ,419 6 ,220 199 7.1% 4.6% 85.4% (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. page 47Results – Brazil and Latin America 1Q19 1Q18 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 28,208 25,347 2,861 27,426 24,946 2 ,480 2.8% 1.6% 15.3% Managerial Financial Margin 1 7,668 15,574 2,094 16,999 15,223 1,777 3.9% 2.3% 17.9% Financial Margin with Clients 16,424 14,656 1,768 15,261 13,792 1,469 7.6% 6.3% 20.3% Financial Margin with the Market 1,244 918 326 1,738 1,431 307 -28.4% -35.9% 6.2% Commissions and Fees 8,622 7,890 732 8,528 7,858 670 1.1% 0.4% 9.2% 2 1,918 1,883 34 1,898 1,865 33 1.0% 1.0% 2.7% Result from Insurance Cost of Credit (3,804) (3,352) (452) (3,788) (3,282) (505) 0.4% 2.1% -10.7% Provision for Loan Losses (4,206) (3,717) (489) (4,111) (3,557) (554) 2.3% 4.5% -11.7% Impairment (30) (30) - (187) (187) - -84.1% -84.1% - Discounts Granted (308) (280) (29) (284) (283) (1) 8.4% -1.3% 2494.8% Recovery of Loans Written Off as Losses 741 675 66 795 746 49 -6.9% -9.5% 33.5% Retained Claims (299) (289) (10) (279) (261) (19) 7.1% 10.9% -45.4% Other Operating Expenses (13,842) (12,128) (1,713) (13,382) (11,724) (1,658) 3.4% 3.4% 3.4% Non-interest Expenses (12,150) (10,483) (1 ,667) (11,676) (10,068) (1,608) 4.1% 4.1% 3.6% 3 (1,692) (1,645) (47) (1,706) (1,657) (49) -0.8% -0.7% -4.9% Tax Expenses and Other Income before Tax and Minority Interests 10,263 9,578 685 9,977 9 ,679 298 2.9% -1.0% 129.6% Income Tax and Social Contribution (3,188) (3,007) (181) (3,462) (3,405) (57) -7.9% -11.7% 219.5% Minority Interests in Subsidiaries (198) (63) (135) (96) (53) (43) 106.7% 18.3% 217.4% Recurring Net Income 6,877 6,507 369 6 ,419 6 ,220 199 7.1% 4.6% 85.4% (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. page 47

# Business Model

In R$ billions

| | 1Q19 | | | | | 1Q18 | | | | | Δ | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Consolidated | Credit | Trading | Insurance and Services | Excess Capital | Consolidated | Credit | Trading | Insurance and Services | Excess Capital | Consolidated | Credit | Trading | Insurance and Services | Excess Capital |
| **Operating Revenues** | 28.2 | 14.6 | 0.4 | 12.8 | 0.4 | 27.4 | 13.9 | 0.6 | 12.3 | 0.6 | 0.8 | 0.6 | (0.2) | 0.5 | (0.2) |
| Managerial Financial Margin | 17.7 | 11.6 | 0.4 | 5.2 | 0.4 | 17.0 | 11.1 | 0.6 | 4.7 | 0.6 | 0.7 | 0.5 | (0.2) | 0.5 | (0.2) |
| Commissions and Fees | 8.6 | 2.9 | 0.0 | 5.7 | - | 8.5 | 2.8 | 0.0 | 5.7 | - | 0.1 | 0.1 | (0.0) | (0.0) | - |
| Result from Insurance [1] | 1.9 | - | - | 1.9 | - | 1.9 | - | - | 1.9 | - | 0.0 | - | - | 0.0 | - |
| **Cost of Credit** | (3.8) | (3.8) | - | - | - | (3.8) | (3.8) | - | - | - | (0.0) | (0.0) | - | - | - |
| **Retained Claims** | (0.3) | - | - | (0.3) | - | (0.3) | - | - | (0.3) | - | (0.0) | - | - | (0.0) | - |
| **Non-interest Expenses and Other Expenses [2]** | (14.0) | (7.0) | (0.1) | (6.9) | (0.0) | (13.5) | (6.2) | (0.3) | (6.9) | (0.0) | (0.6) | (0.8) | 0.2 | 0.1 | 0.0 |
| **Recurring Net Income** | 6.9 | 2.7 | 0.1 | 3.7 | 0.3 | 6.4 | 2.2 | 0.2 | 3.6 | 0.4 | 0.5 | 0.5 | (0.1) | 0.1 | (0.1) |
| **% of Recurring Net Income** | 100% | 39% | 2% | 54% | 5% | 100% | 34% | 4% | 56% | 6% | | | | | |
| **Average Regulatory Capital** | 124.0 | 63.1 | 1.5 | 38.4 | 21.0 | 121.5 | 61.4 | 1.8 | 34.3 | 24.0 | 2.5 | 1.7 | (0.3) | 4.1 | (3.0) |
| **Value Creation** | 2.9 | 0.6 | 0.1 | 2.5 | (0.3) | 2.5 | 0.2 | 0.2 | 2.5 | (0.4) | 0.4 | 0.4 | (0.1) | (0.0) | 0.0 |
| **Recurring ROE** | 23.6% | 17.0% | 39.0% | 38.5% | 6.6% | 22.2% | 14.1% | 53.0% | 42.0% | 6.8% | 140 bps | 290 bps | -1,390 bps | -360 bps | -20 bps |

(1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

page 48

Credit Portfolio with Financial Guarantees Provided and Corporate Securities DD In R$ billions, end of period 1Q19 4Q18 1Q18 Individuals 215.6 211.3 2.0% 191.4 12.7% Credit Card Loans 76.4 77.5 -1.3% 65.0 17.6% Personal Loans 31.1 29.2 6.5% 27.4 13.7% 1 48.6 46.7 4.2% 44.7 8.8% Payroll Loans Vehicle Loans 16.6 15.9 4.1% 14.3 15.7% Mortgage Loans 42.9 42.0 1.9% 40.0 7.2% 2 74 .1 70.8 4.7% 63.0 17.6% Very Small, Small and Middle Market Loans Individual + Very Small, Small and Middle Market Loans 289.7 282.1 2.7% 254.4 13.9% Corporate Loans 190.7 191.6 -0.5% 196.7 -3.1% Credit Operations 152.6 1 53.3 -0.4% 162.0 -5.8% 3 38.0 38.3 -0.8% 34.7 9.6% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 480.4 473.8 1.4% 451.1 6.5% 4 166.7 163.2 2.1% 150.0 11.1% Latin America Total with Financial Guarantees Provided and Corporate Securities 647.1 636.9 1.6% 601.1 7.7% Total with Financial Guarantees Provided and Corporate Securities 5 (ex-foreign exchange rate variation) 647.1 637.4 1.5% 614.5 5.3% DD In R$ billions, end of period 1Q19 4Q18 In R$ billions, end of period 1Q19 4Q18 Argentina 10.4 1 0.3 0.8% Individuals 55.3 54.5 1.5% Chile 109.7 106.5 3.0% Credit Card Loans 5.5 5.6 -0.7% Colombia 28.0 27.6 1.8% Personal Loans 22.4 22.3 0.7% Paraguay 8.0 8.3 -3.6% Mortgage Loans 27.3 26.6 2.7% Panama 1.3 1 .1 16.9% Companies 111.4 108.7 2.5% Uruguay 9 .2 9.4 -1.8% Total with Financial Guarantees Provided 166.7 163.2 2.1% Total with Financial Guarantees Provided 166.7 163.2 2.1% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals; (3) Includes Debentures, CRI and Commercial Paper; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. page 49 Consolidated Latin America BreakdownCredit Portfolio with Financial Guarantees Provided and Corporate Securities DD In R$ billions, end of period 1Q19 4Q18 1Q18 Individuals 215.6 211.3 2.0% 191.4 12.7% Credit Card Loans 76.4 77.5 -1.3% 65.0 17.6% Personal Loans 31.1 29.2 6.5% 27.4 13.7% 1 48.6 46.7 4.2% 44.7 8.8% Payroll Loans Vehicle Loans 16.6 15.9 4.1% 14.3 15.7% Mortgage Loans 42.9 42.0 1.9% 40.0 7.2% 2 74 .1 70.8 4.7% 63.0 17.6% Very Small, Small and Middle Market Loans Individual + Very Small, Small and Middle Market Loans 289.7 282.1 2.7% 254.4 13.9% Corporate Loans 190.7 191.6 -0.5% 196.7 -3.1% Credit Operations 152.6 1 53.3 -0.4% 162.0 -5.8% 3 38.0 38.3 -0.8% 34.7 9.6% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 480.4 473.8 1.4% 451.1 6.5% 4 166.7 163.2 2.1% 150.0 11.1% Latin America Total with Financial Guarantees Provided and Corporate Securities 647.1 636.9 1.6% 601.1 7.7% Total with Financial Guarantees Provided and Corporate Securities 5 (ex-foreign exchange rate variation) 647.1 637.4 1.5% 614.5 5.3% DD In R$ billions, end of period 1Q19 4Q18 In R$ billions, end of period 1Q19 4Q18 Argentina 10.4 1 0.3 0.8% Individuals 55.3 54.5 1.5% Chile 109.7 106.5 3.0% Credit Card Loans 5.5 5.6 -0.7% Colombia 28.0 27.6 1.8% Personal Loans 22.4 22.3 0.7% Paraguay 8.0 8.3 -3.6% Mortgage Loans 27.3 26.6 2.7% Panama 1.3 1 .1 16.9% Companies 111.4 108.7 2.5% Uruguay 9 .2 9.4 -1.8% Total with Financial Guarantees Provided 166.7 163.2 2.1% Total with Financial Guarantees Provided 166.7 163.2 2.1% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals; (3) Includes Debentures, CRI and Commercial Paper; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. page 49 Consolidated Latin America Breakdown

# Credit Portfolio by Product

| In R$ billions, end of period | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| **Individuals - Brazil [1]** | **214.7** | **210.4** | **2.0%** | **190.5** | **12.7%** |
| Credit Card | 76.4 | 77.5 | -1.3% | 65.0 | 17.6% |
| Personal Loans | 30.1 | 28.2 | 6.8% | 26.4 | 14.1% |
| Payroll Loans [2] | 48.6 | 46.7 | 4.2% | 44.7 | 8.8% |
| Vehicles | 16.6 | 15.9 | 4.1% | 14.3 | 15.7% |
| Mortgage Loans | 42.9 | 42.0 | 1.9% | 40.0 | 7.2% |
| Rural Loans | 0.1 | 0.1 | -6.1% | 0.1 | -24.2% |
| **Companies - Brazil [1]** | **173.6** | **170.2** | **2.0%** | **164.4** | **5.6%** |
| Working Capital [3] | 95.8 | 93.5 | 2.4% | 82.9 | 15.4% |
| BNDES/Onlending | 14.9 | 16.9 | -11.5% | 20.7 | -28.0% |
| Export / Import Financing | 42.3 | 40.4 | 4.9% | 41.3 | 2.5% |
| Vehicles | 5.1 | 4.3 | 18.2% | 2.8 | 79.8% |
| Mortgage Loans | 5.7 | 6.3 | -9.5% | 7.8 | -26.7% |
| Rural Loans | 9.8 | 8.9 | 10.2% | 8.9 | 10.1% |
| **Latin America [4]** | **155.4** | **151.9** | **2.3%** | **140.6** | **10.6%** |
| **Total without Financial Guarantees Provided** | **543.7** | **532.5** | **2.1%** | **495.5** | **9.7%** |
| Financial Guarantees Provided | 65.4 | 66.1 | -1.1% | 70.9 | -7.8% |
| **Total with Financial Guarantees Provided** | **609.0** | **598.6** | **1.7%** | **566.4** | **7.5%** |
| Corporate Securities [5] | 38.0 | 38.3 | -0.8% | 34.7 | 9.6% |
| **Total Risk** | **647.1** | **636.9** | **1.6%** | **601.1** | **7.7%** |

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 50

Credit Portfolio by Currency 1 R$ billion Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Mar-17 176.5 373.9 550.3 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 51Credit Portfolio by Currency 1 R$ billion Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Mar-17 176.5 373.9 550.3 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 51

# Credit[1] Origination and Private Securities Issuance | Brazil

**Base 100 = 1Q15**

**Total Credit[2] – Brazil**



21%
100
65
69
81
98
1Q15
1Q16
1Q17
1Q18
1Q19

**Credit[2] - Individuals**



22%
100
68
68
89
109
1Q15
1Q16
1Q17
1Q18
1Q19

**Credit[2] – Very Small, Small and Middle Market**



26%
100
78
83
105
132
1Q15
1Q16
1Q17
1Q18
1Q19

**Credit[2] – Corporate**



18%
100
57
64
66
78
1Q15
1Q16
1Q17
1Q18
1Q19

**Private Securities Issuance[3]**

1Q19

1st place in the ANBIMA ranking

**R$6.7 bn**

Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

Itaú Unibanco Holding S.A.

pg. 52

# Credit Portfolio Growth in Brazil [1] (in R$ Billions)

Nominal GDP (Mar-15 to Mar-19): 18.5% | Accumulated Inflation (IPCA) (Mar-15 to Mar-19): 24.4% | Accumulated Interbank Rate: (Mar-15 to Mar-19): 50.7%

## Credit Card Loans


35.7%
36.0%
56
55
56
65
76
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

## Personal Loans


2.7%
16.8%
29
29
26
26
30
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

## Payroll Loans


9.0%
8.4%
45
47
45
45
49
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

## Vehicle Loans


-37.1%
12.0%
26
18
15
14
17
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

## Mortgage Loans


41.9%
11.8%
30
35
38
40
43
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

## Corporate Loans


-33.0%
-11.2%
153
134
115
104
102
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

## Very Small, Small and Middle Market Loans


2.6%
24.3%
70
62
57
61
71
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

## Total Brazil


-5.1%
10.1%
409
380
353
355
388
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

(1) Loan Portfolio without financial guarantees provided.

Itaú Unibanco Holding S.A.
page 53

Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Mar-19 1Q19 4Q18D R$ million In R$ billions, end of period Public Sector 2 .8 3.6 -22.7% Private Sector 330.2 324.3 1.8% Loan, lease, other credit operations Real Estate 21.4 19.6 9.5% Loan, lease and other and securities of companies and Food and beverage 19.3 18.6 4.0% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 18.4 17.7 3.7% Largest Debtor 5,094 0.8 6,950 1.0 Transportation 17.2 16.9 1.6% 10 largest debtors 31,348 5.1 43,751 6.3 Energy and water treatment 16.7 15.8 6.1% 20 largest debtors 47,270 7.8 67,990 9.8 Vehicles and auto parts 12.9 13.2 -1.9% 50 largest debtors 74,848 12.3 110,570 15.9 Banks and other financial institutions 12.4 11.4 8.8% 100 largest debtors 99,855 16.4 145,157 20.9 Infrastructure work 11.3 11.3 -0.2% Petrochemical and chemical 11.2 10.1 11.2% Mining 10.9 10.4 5.5% 1% 4% Steel and metallurgy 9.6 8.9 8.2% Telecommunications 9.2 9.5 -3.0% 7% Pharmaceutical and cosmetics 7.9 7.9 0.2% 9% Oil and gas 6.8 7.6 -10.6% 39% Capital Assets 6.2 6.3 -1.1% 10% Electronic and IT 6.1 6.0 2.6% Sugar and Alcohol 6.0 6.2 -2.6% 11% Entertainment and tourism 5.7 5.3 6.4% Construction Material 5.6 5.6 -0.6% 18% Services - Other 43.4 42.6 1.9% Commerce - Other 20.1 20.0 0.9% Other Industry and Extractivism Industry - Other 9.9 9.6 2.7% Real Estate and Construction Consumer Goods Other 41.8 43.9 -4.8% Vehicles and Transportation Agriculture and Related Total 333.0 327.9 1.6% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. page 54Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Mar-19 1Q19 4Q18D R$ million In R$ billions, end of period Public Sector 2 .8 3.6 -22.7% Private Sector 330.2 324.3 1.8% Loan, lease, other credit operations Real Estate 21.4 19.6 9.5% Loan, lease and other and securities of companies and Food and beverage 19.3 18.6 4.0% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 18.4 17.7 3.7% Largest Debtor 5,094 0.8 6,950 1.0 Transportation 17.2 16.9 1.6% 10 largest debtors 31,348 5.1 43,751 6.3 Energy and water treatment 16.7 15.8 6.1% 20 largest debtors 47,270 7.8 67,990 9.8 Vehicles and auto parts 12.9 13.2 -1.9% 50 largest debtors 74,848 12.3 110,570 15.9 Banks and other financial institutions 12.4 11.4 8.8% 100 largest debtors 99,855 16.4 145,157 20.9 Infrastructure work 11.3 11.3 -0.2% Petrochemical and chemical 11.2 10.1 11.2% Mining 10.9 10.4 5.5% 1% 4% Steel and metallurgy 9.6 8.9 8.2% Telecommunications 9.2 9.5 -3.0% 7% Pharmaceutical and cosmetics 7.9 7.9 0.2% 9% Oil and gas 6.8 7.6 -10.6% 39% Capital Assets 6.2 6.3 -1.1% 10% Electronic and IT 6.1 6.0 2.6% Sugar and Alcohol 6.0 6.2 -2.6% 11% Entertainment and tourism 5.7 5.3 6.4% Construction Material 5.6 5.6 -0.6% 18% Services - Other 43.4 42.6 1.9% Commerce - Other 20.1 20.0 0.9% Other Industry and Extractivism Industry - Other 9.9 9.6 2.7% Real Estate and Construction Consumer Goods Other 41.8 43.9 -4.8% Vehicles and Transportation Agriculture and Related Total 333.0 327.9 1.6% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. page 54

1 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 59.3% of total origination was created in the past 12 months. 495 532 544 36.5% 36.2% 40.1% 4.6% 4.6% 4.2% 6.2% 7.2% 6.9% 8.5% 8.0% 7.1% 10.1% 10.8% 10.6% 34.0% 33.2% 31.0% 1Q18 4Q18 1Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 551 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 59.3% of total origination was created in the past 12 months. 495 532 544 36.5% 36.2% 40.1% 4.6% 4.6% 4.2% 6.2% 7.2% 6.9% 8.5% 8.0% 7.1% 10.1% 10.8% 10.6% 34.0% 33.2% 31.0% 1Q18 4Q18 1Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 55

Loan Portfolio Mix Change 1 (%) Mar-19 Consolidated mar/19 18.8 13.1 3.0 14.1 5.5 7.9 8.9 28.6 ma Mar-19 r/19 26.3 18.4 4.3 19.7 7.8 11.0 12.5 Mar-18 mar/18 29.2 17.1 4.0 18.3 7.4 11.3 12.6 2 Brazil Mar-17 mar/17 32.7 16.3 4.2 15.9 7.3 10.9 12.7 Mar-16 mar/16 35.3 16.4 4.8 14.4 7.5 9.3 12.3 Mar-15 mar/15 37.3 17.0 6.4 13.8 7.2 7.4 10.9 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 56Loan Portfolio Mix Change 1 (%) Mar-19 Consolidated mar/19 18.8 13.1 3.0 14.1 5.5 7.9 8.9 28.6 ma Mar-19 r/19 26.3 18.4 4.3 19.7 7.8 11.0 12.5 Mar-18 mar/18 29.2 17.1 4.0 18.3 7.4 11.3 12.6 2 Brazil Mar-17 mar/17 32.7 16.3 4.2 15.9 7.3 10.9 12.7 Mar-16 mar/16 35.3 16.4 4.8 14.4 7.5 9.3 12.3 Mar-15 mar/15 37.3 17.0 6.4 13.8 7.2 7.4 10.9 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 56

# Financial Margin with Clients

## Annualized Average Rate



Consolidated
10.3%
10.1%
9.9%
9.9%
9.9%
9.8%
9.8%
10.0%
7.3%
7.4%
7.1%
7.4%
7.6%
7.7%
7.6%
7.6%
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Brazil
12.6%
12.3%
12.0%
12.0%
12.2%
12.1%
11.8%
12.1%
10.9%
9.2%
8.9%
9.0%
9.5%
9.6%
9.2%
9.2%
8.9%
9.2%
7.5%
6.7%
6.4%
6.4%
6.4%
6.4%
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Financial Margin with Clients
Risk-adjusted Financial Margin with Clients
CDI (annualized quarterly rate)

## Financial Margin with Clients Breakdown



R$ billion
Brazil
15.3
1.3
(0.3)
(0.1)
(0.1)
0.3
16.4
1Q18
Mix of products[1]
Asset Spreads, Average Asset Portfolio and Liabilities Margin[2]
Structured operations from the Wholesale segment
Working Capital and other
Latin America Financial Margin with clients
1Q19

(1) Change in the compostion of assets with credit risk between periods; (2) Considers credit and private securities portfolio net of more than 60 days overdue balance and balances do not include the effects of foreign exchange rate variations and spreads variation of assets with credit risk between periods.

Itaú Unibanco Holding S.A.

page 57

Financial Margin with the Market R$ billion 1.8 1.8 1.7 1.6 1.5 1.4 1.4 1.3 1.2 1.9 1.7 1.6 1.4 1.4 1.3 1.3 1.1 1.2 0.1 0.2 1.7 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.5 0.2 0.2 0.5 0.2 0.3 0.3 0.3 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 58Financial Margin with the Market R$ billion 1.8 1.8 1.7 1.6 1.5 1.4 1.4 1.3 1.2 1.9 1.7 1.6 1.4 1.4 1.3 1.3 1.1 1.2 0.1 0.2 1.7 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.5 0.2 0.2 0.5 0.2 0.3 0.3 0.3 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 58

# Provision for Loan Losses and Cost of Credit

## Provision for Loan Losses by Segment

R$ million



4.3%
4.3%
4.4%
4.6%
5.8%
5.0%
5.0%
4.7%
4.5%
4.1%
3.6%
3.7%
3.3%
3.4%
3.0%
2.9%
3.1%
5,714
5,768
5,997
6,366
7,824
6,337
6,169
5,823
5,392
4,948
4,282
4,483
4,111
4,271
3,904
3,796
4,206
358
392
399
383
772
396
412
757
432
598
514
701
554
621
514
423
489
1,892
1,629
1,295
1,362
2,728
1,546
1,825
1,070
1,410
619
532
248
393
168
-298
-354
-304
3,464
3,747
4,302
4,621
4,323
4,395
3,932
3,996
3,550
3,732
3,236
3,534
3,165
3,482
3,688
3,726
4,021
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

## Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

R$ million



3.0%
2.9%
3.1%
3.0%
4.4%
4.1%
3.7%
4.2%
3.6%
3.0%
2.7%
2.9%
2.5%
2.4%
2.1%
2.1%
2.4%
4,800
4,795
5,075
5,135
7,211
6,335
5,582
6,352
5,281
4,474
3,990
4,257
3,788
3,601
3,263
3,415
3,804
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

Itaú Unibanco Holding S.A.

page 59

# Allowance for Loan Losses by Risk– Consolidated

R$ million

## Allocation of Total Allowance(*) by Type of Risk - Consolidated


36,661
34,261
34,206
Potential³
Aggravated
Overdue
16,148
13,527
13,053
9,888
10,399
9,920
10,625
10,335
11,233
Mar-18
Dec-18
Mar-19
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil¹
Wholesale - Brazil¹
Latin America²
6,661
4,233
2,158
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/ aggravated)
Retail - Brazil¹ 1,021 3,905 4,926
Wholesale - Brazil¹ 200 3,500 3,700
Latin America² 441 853 1,294
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil¹ 2,601 5,482 8,083
Wholesale - Brazil¹ 1,087 749 1,836
Latin America² 540 774 1,314

## Regulatory Breakdown


34,260
Complementary Allowance
5,964
Allowance for Financial Guarantees Provided
1,158
Generic Allowance
11,682
Specific Allowance
15,402
Mar-19

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A. page 60

Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.4 4.2 4.2 3.9 3.7 3.3 3.7 3.68 3.5 3.51 3.3 3.4 3.3 3.2 3.1 3.0 3.1 2.6 2.9 2.8 2.8 2.64 2.5 2.35 3.5 3.4 3.1 3.4 3.2 3.1 3.1 2.9 2.7 3.02 2.91 2.6 2.7 2.9 2.7 2.8 2.8 2.6 2.47 2.7 2.34 2.7 2.3 2.6 2.5 2.4 2.40 2.34 1.9 1.8 1.6 1.5 1.5 1.5 1.41 1.3 1.37 1.3 1.2 1.1 1.1 1.1 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.0 5.8 5.8 5.6 4.9 4.8 4.6 4.5 4.5 4.43 4.41 4.2 4.2 5.6 5.6 4.0 3.9 5.3 3.6 3.5 3.5 3.36 3.3 3.2 4.7 4.5 2.94 2.89 4.3 4.2 4.1 3.7 3.9 3.7 2.5 2.3 2.4 3.6 3.5 3.4 3.16 2.0 1.78 1.8 1.69 1.5 2.61 1.2 0.9 0.7 1.8 1.7 1.8 1.72 1.47 1.6 1.5 1.5 1.3 1.1 1.1 1.0 0.8 1.0 1.0 0.70 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 61Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.4 4.2 4.2 3.9 3.7 3.3 3.7 3.68 3.5 3.51 3.3 3.4 3.3 3.2 3.1 3.0 3.1 2.6 2.9 2.8 2.8 2.64 2.5 2.35 3.5 3.4 3.1 3.4 3.2 3.1 3.1 2.9 2.7 3.02 2.91 2.6 2.7 2.9 2.7 2.8 2.8 2.6 2.47 2.7 2.34 2.7 2.3 2.6 2.5 2.4 2.40 2.34 1.9 1.8 1.6 1.5 1.5 1.5 1.41 1.3 1.37 1.3 1.2 1.1 1.1 1.1 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.0 5.8 5.8 5.6 4.9 4.8 4.6 4.5 4.5 4.43 4.41 4.2 4.2 5.6 5.6 4.0 3.9 5.3 3.6 3.5 3.5 3.36 3.3 3.2 4.7 4.5 2.94 2.89 4.3 4.2 4.1 3.7 3.9 3.7 2.5 2.3 2.4 3.6 3.5 3.4 3.16 2.0 1.78 1.8 1.69 1.5 2.61 1.2 0.9 0.7 1.8 1.7 1.8 1.72 1.47 1.6 1.5 1.5 1.3 1.1 1.1 1.0 0.8 1.0 1.0 0.70 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Mar-15 Dec-15 Mar-16 Dec-16 Mar-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 61

# Coverage Ratio (90-day NPL)

## Coverage Ratio and Expanded Coverage Ratio[1]



231%
243%
246%
245%
236%
248%
235%
221%
208%
104%
101%
100%
100%
96%
95%
92%
90%
88%
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Total
Total (Expanded)

[1] Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

(*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

## Coverage Ratio



618%
517%
338%
204%
221%
223%
169%
169%
172%
Mar-18
Dec-18
Mar-19
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

Itaú Unibanco Holding S.A.

page 62

NPL Creation R$ billion 5.1 5.0 5.0 4.9 4.4 4.4 4.4 4.4 3.8 3.8 3.6 3.6 3.5 3.5 3.5 3.5 3.3 3.2 1.2 1.0 1.1 1.0 0.7 0.5 0.5 0.5 0.4 0.7 0.5 0.5 0.4 0.4 0.2 0.3 0.2 -0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil page 63NPL Creation R$ billion 5.1 5.0 5.0 4.9 4.4 4.4 4.4 4.4 3.8 3.8 3.6 3.6 3.5 3.5 3.5 3.5 3.3 3.2 1.2 1.0 1.1 1.0 0.7 0.5 0.5 0.5 0.4 0.7 0.5 0.5 0.4 0.4 0.2 0.3 0.2 -0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil page 63

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil R$ billion 113% 107% 108% 102% 104% 99% 100% 98% 89% 3.7 3.5 4.0 3.6 3.5 3.3 3.5 3.5 3.8 3.5 3.5 3.7 3.2 3.6 3.2 3.2 3.5 3.7 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Wholesale Banking - Brazil R$ billion 263% 230% 148% 48% 34% -26% -29% -53% -66% 1.4 1.1 1.2 1.0 0.5 0.5 1.0 0.7 0.2 0.6 0.2 0.2 0.4 0.2 -0.3 -0.3 -0.4 -0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Latin America ex–Brazil R$ billion 154% 128% 130% 133% 136% 97% 114% 86% 79% 0.4 0.5 0.6 0.4 0.5 0.5 0.7 0.5 0.6 0.7 0.6 0.5 0.5 0.4 0.4 0.3 0.5 0.4 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Total R$ billion 112% 113% 109% 102% 98% 82% 85% 83% 79% 5.44 4.9 .9 4.44.34 4.4 .5 4.4 5.0 5.0 3.8 4.4 4.2 5.1 4.1 4.3 3.9 3.8 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation page 64Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil R$ billion 113% 107% 108% 102% 104% 99% 100% 98% 89% 3.7 3.5 4.0 3.6 3.5 3.3 3.5 3.5 3.8 3.5 3.5 3.7 3.2 3.6 3.2 3.2 3.5 3.7 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Wholesale Banking - Brazil R$ billion 263% 230% 148% 48% 34% -26% -29% -53% -66% 1.4 1.1 1.2 1.0 0.5 0.5 1.0 0.7 0.2 0.6 0.2 0.2 0.4 0.2 -0.3 -0.3 -0.4 -0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Latin America ex–Brazil R$ billion 154% 128% 130% 133% 136% 97% 114% 86% 79% 0.4 0.5 0.6 0.4 0.5 0.5 0.7 0.5 0.6 0.7 0.6 0.5 0.5 0.4 0.4 0.3 0.5 0.4 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Total R$ billion 112% 113% 109% 102% 98% 82% 85% 83% 79% 5.44 4.9 .9 4.44.34 4.4 .5 4.4 5.0 5.0 3.8 4.4 4.2 5.1 4.1 4.3 3.9 3.8 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation page 64

# Loan Portfolio Evolution by Risk Level

| | Brazil [1] | | | Consolidated | |
|---|---|---|---|---|---|
| **Total Allowance for Loan Losses (R$ million)** | | | | | |
| 31,976 | 29,541 | 29,441 | 36,661 | 34,261 | 34,206 |

**Loan Portfolio by Risk Level**



43.2%
37.2%
5.0%
4.1%
10.5%
mar/18
43.0%
38.2%
5.5%
4.0%
9.2%
dez/18
42.9%
38.0%
5.8%
4.2%
9.1%
mar/19
43.2%
34.9%
8.8%
4.0%
9.1%
mar/18
42.9%
34.9%
10.2%
4.0%
8.0%
dez/18
43.2%
34.5%
10.3%
4.1%
7.9%
mar/19
AA
A
B
C
D-H

(1) Includes units abroad ex-Latin America.
Note: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
page 65

# Renegotiated Loan Operations

## Total Renegotiated Portfolio | Breakdown by Days Overdue


R$ billion
Brazil [1]
23.1 24.6 24.5 24.4 25.5 25.2 25.7 25.2 25,4
24.7 26.4 26.4 26.4 27.6 27.5 27.9 27.3 27.6
1.6 1.8 1.9 2.0 2.0 2.3 2.2 2.1 2.3
1.8 2.0 1.9 1.9 1.9 1.8 1.8 1.8 1.8
7.3 8.2 7.8 7.7 8.4 8.5 8.7 8.2 8.0
5.6 6.2 5.9 5.9 5.9 5.2 5.1 4.8 4.9
1.3 1.4 1.3 1.3 1.2 1.2 1.3 1.4 1.4
7.0 6.9 7.6 7.7 8.2 8.5 8.8 9.0 9.2
Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
Days overdue: measured at the moment of renegotiation
Latin America [2]
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

## Allowance for Loan Losses for Renegotiated Loans Portfolio


R$ billion
40.1% 41.2% 40.2% 40.9% 40.3% 39.9% 40.8% 41.4% 41.4%
24.7 26.4 26.4 26.4 27.6 27.5 27.9 27.3 27.6
9.9 10.9 10.6 10.8 11.1 11.0 11.4 11.3 11.4
Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

## 90-day NPL of Renegotiated Loans Portfolio


R$ billion
19.7% 17.6% 17.2% 16.5% 17.9% 15.0% 15.7% 16.8% 19.1%
4.9 4.6 4.6 4.4 4.9 4.1 4.4 4.6 5.3
Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

Itaú Unibanco Holding S.A.
page 66

# Credit Quality | Individuals

## Credit Cards Portfolio in Mar-19



8.8%
9.2%
82.0%
20.1%
9.5%
70.4%
Itaú Unibanco
Brazilian Financial System excluding Itaú Unibanco
Transactor[1]
Installment with Interest
Revolving Credit + Overdue Loans[2]

## Loan-to-Value Vehicles and Mortgage | Vintages



56.8%
57.4%
57.8%
58.4%
59.8%
58.6%
Mar-18
Dec-18
Mar-19
Vehicles
Mortgage Loans

## Composition of the Payroll Loans Portfolio in Mar-19



11%
10%
79%
Private Sector
Public Sector
INSS

## Change in the Mix of the Individuals Portfolio in Brazil



Payroll Loans
Mortgage Loans
Vehicles
Personal Loans
Credit Card
9.0%
12.0%
34.1%
17.8%
27.0%
22.7%
20.0%
7.7%
14.0%
35.6%
Dec-12
Mar-19

(1) Includes installment without interest; (2) Includes nonperforming loans 90 days and overdue loans 1-90 days.

Itaú Unibanco Holding S.A.

page 67

# Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds

| In R$ millions | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| Credit and Debit Cards | 3,280 | 3,487 | -5.9% | 3,336 | -1.7% |
| Current Account Services | 1,846 | 1,854 | -0.4% | 1,818 | 1.5% |
| Asset Management [1] | 1,067 | 1,192 | -10.5% | 1,014 | 5.2% |
| Credit Operations and Guarantees Provided | 599 | 615 | -2.7% | 648 | -7.6% |
| Collection Services | 467 | 480 | -2.8% | 457 | 2.1% |
| Advisory Services and Brokerage | 374 | 559 | -33.1% | 321 | 16.2% |
| Other | 258 | 237 | 8.6% | 264 | -2.3% |
| Latin America (ex-Brazil) | 732 | 768 | -4.7% | 670 | 9.2% |
| Commissions and Fees | 8,622 | 9,192 | -6.2% | 8,528 | 1.1% |
| Result from Insurance Operations [2] | 1,607 | 1,590 | 1.1% | 1,602 | 0.3% |
| Total | 10,228 | 10,782 | -5.1% | 10,130 | 1.0% |

## Operational Coverage Ratio



R$ million
85.8%
82.2%
83.3%
82.7%
86.8%
84.6%
80.3%
84.3%
84.2%
9,441
9,498
9,845
10,486
10,130
10,371
10,153
10,782
10,228
35.2%
35.3%
37.0%
38.2%
37.3%
37.5%
36.8%
38.3%
36.7%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Commissions and Fees and Result from Insurance Operations²
Commissions and Fees and Result from Insurance Operations² / Operating Revenues³
Commissions and Fees and Result from Insurance Operations² / Non-interest Expenses

(1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.

page 68

Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 72,877 70,376 69,425 40,128 38,711 38,873 65,915 63,558 63,345 61,937 35,818 35,595 60,938 32,867 32,234 32,014 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Service Revenues from Acquiring Numbers R$ million % growth 1,444 1,433 1,401 1,399 1,283 1,254 1Q19 x 1Q18 1,227 1,180 1,109 POS number 1.3 million 13.6% Purchase volume R$113 billion 14.2% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 page 69Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 72,877 70,376 69,425 40,128 38,711 38,873 65,915 63,558 63,345 61,937 35,818 35,595 60,938 32,867 32,234 32,014 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Service Revenues from Acquiring Numbers R$ million % growth 1,444 1,433 1,401 1,399 1,283 1,254 1Q19 x 1Q18 1,227 1,180 1,109 POS number 1.3 million 13.6% Purchase volume R$113 billion 14.2% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 page 69

Insurance Operations | Pro Forma Income Statement 1Q19 Recurring Other Recurring Activities Total In R$ millions Activities Activities 4Q18D 1Q18D Earned Premiums 1,052 980 72 970 1.0% 893 9.7% Revenues from Pension Plan and Premium Bonds 159 159 - 179 -10.7% 203 -21.6% Liability Adequacy Test - - - 43 - - - Retained Claims (299) (233) (66) (225) 3.5% (200) 16.5% Selling Expenses (12) (5) (6) (4) 42.3% (3) 103.2% Result from Insurance, Pension Plan and Premium Bonds 901 900 0 962 -6.4% 893 0.8% Managerial Financial Margin 120 96 24 7 1233.1% 49 98.1% Commissions and Fees 533 533 (1) 536 -0.6% 548 -2.7% Earnings of Affiliates 123 123 - 150 -17.6% 95 29.5% Non-interest Expenses (596) (561) (35) (632) -11.2% (467) 20.3% Tax Expenses for ISS, PIS and Cofins and other taxes (84) (83) (1) (85) -2.3% (87) -5.0% Income before Tax and Minority Interests 996 1,009 (12) 938 7.5% 1,031 -2.2% Income Tax/Social Contribution and Minority Interests (336) (347) 11 (389) -11.0% (399) -13.3% Recurring Net Income 661 662 (1) 549 20.6% 631 4.9% Net Income and Insurance Ratio1 R$ millions 12.6% 11.7% 10.6% 10.3% 10.0% 9.7% 9.6% 9.2% 8.5% 777 735 682 641 661 600 73 638 591 547 49 62 39 63 32 32 38 35 217 341 195 195 161 154 209 251 142 460 398 435 402 401 348 374 373 344 50 27 21 4 3 (2) (1) (27) (29) 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Other Activities Insurance - Recurring Activities Pension Plan Premiums Bonds Insurance Ratio ¹ Note: Our recurring activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. page 70Insurance Operations | Pro Forma Income Statement 1Q19 Recurring Other Recurring Activities Total In R$ millions Activities Activities 4Q18D 1Q18D Earned Premiums 1,052 980 72 970 1.0% 893 9.7% Revenues from Pension Plan and Premium Bonds 159 159 - 179 -10.7% 203 -21.6% Liability Adequacy Test - - - 43 - - - Retained Claims (299) (233) (66) (225) 3.5% (200) 16.5% Selling Expenses (12) (5) (6) (4) 42.3% (3) 103.2% Result from Insurance, Pension Plan and Premium Bonds 901 900 0 962 -6.4% 893 0.8% Managerial Financial Margin 120 96 24 7 1233.1% 49 98.1% Commissions and Fees 533 533 (1) 536 -0.6% 548 -2.7% Earnings of Affiliates 123 123 - 150 -17.6% 95 29.5% Non-interest Expenses (596) (561) (35) (632) -11.2% (467) 20.3% Tax Expenses for ISS, PIS and Cofins and other taxes (84) (83) (1) (85) -2.3% (87) -5.0% Income before Tax and Minority Interests 996 1,009 (12) 938 7.5% 1,031 -2.2% Income Tax/Social Contribution and Minority Interests (336) (347) 11 (389) -11.0% (399) -13.3% Recurring Net Income 661 662 (1) 549 20.6% 631 4.9% Net Income and Insurance Ratio1 R$ millions 12.6% 11.7% 10.6% 10.3% 10.0% 9.7% 9.6% 9.2% 8.5% 777 735 682 641 661 600 73 638 591 547 49 62 39 63 32 32 38 35 217 341 195 195 161 154 209 251 142 460 398 435 402 401 348 374 373 344 50 27 21 4 3 (2) (1) (27) (29) 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Other Activities Insurance - Recurring Activities Pension Plan Premiums Bonds Insurance Ratio ¹ Note: Our recurring activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. page 70

# Insurance Operations | Insurance Core Activities

## Net Income and Underwriting Margin



R$ million
78.5%
74.9%
75.8%
77.9%
76.5%
398
701
344
687
401
717
373
756
435
750
1Q18
2Q18
3Q18
4Q18
1Q19
Net Income
Underwriting Margin
Underwriting Margin / Earned Premiums

## Combined Ratio [1]



47.2%
52.3%
51.6%
56.2%
53.0%
53.3%
57.5%
56.7%
62.1%
58.9%
0.2%
0.1%
0.1%
0.3%
0.5%
31.9%
32.4%
32.5%
40.1%
35.4%
21.3%
25.0%
24.1%
21.7%
23.0%
1Q18
2Q18
3Q18
4Q18
1Q19
Selling Expenses/Earned Premiums
Administrative Expenses and Other/Earned Premiums
Insurance Claims/Earned Premiums
Extended Combined Ratio

## Earned Premiums Breakdown



R$ million
893
917
946
970
980
4.0%
5.1%
4.2%
3.8%
3.8%
10.5%
10.2%
10.0%
10.4%
10.2%
1.8%
1.7%
1.7%
1.6%
1.5%
15.7%
16.1%
17.1%
17.4%
18.0%
14.6%
15.0%
15.7%
15.9%
16.3%
53.3%
51.9%
51.3%
50.9%
50.3%
1Q18
2Q18
3Q18
4Q18
1Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

## Retained Claims Breakdown



R$ million
190
229
228
211
225
10.8%
7.4%
8.2%
6.1%
5.8%
5.7%
6.1%
3.3%
7.8%
5.1%
3.3%
3.7%
2.2%
1.9%
11.5%
14.9%
14.0%
12.7%
14.5%
11.3%
12.0%
13.6%
18.3%
17.8%
57.4%
56.0%
58.7%
55.1%
54.9%
1Q18
2Q18
3Q18
4Q18
1Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

(1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.

page 71

# Pension Plan Segment

## Focus on Client Experience

**7 Reasons to Invest**

1. Plan your retirement
2. Pay your future health expenses
3. Invest in your kids' education
4. Plan your taxes expenses
5. Improve your investment return
6. Flexibility to change pension plan
7. Succession planning

**Concept 1,3,6,9:** How much do the client have to save to enjoy a peaceful retirement?

| Years of salary accumulated | Age |
|---|---|
| 1 | 35 |
| 3 | 45 |
| 6 | 55 |
| 9 | 65 |

## Recurring Net Income


R$ million
217
161
209
341
195
251
154
142
195
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19

## Technical Provisions


R$ billion
157.4
163.0
170.7
177.3
182.4
185.2
190.0
196.6
200.4
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19

Itaú Unibanco Holding S.A.

page 72

# Non-interest Expenses

| In R$ millions | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| Personnel Expenses | (5,300) | (5,618) | -5.7% | (5,083) | 4.3% |
| Administrative Expenses | (4,113) | (4,454) | -7.6% | (3,879) | 6.0% |
| **Personnel Expenses and Administrative Expenses** | **(9,414)** | **(10,072)** | **-6.5%** | **(8,963)** | **5.0%** |
| Operating Expenses | (1,082) | (948) | 14.1% | (1,167) | -7.3% |
| Other Tax Expenses [1] | (84) | (89) | -5.7% | (77) | 9.3% |
| **Total Brazil** | **(10,580)** | **(11,109)** | **-4.8%** | **(10,207)** | **3.7%** |
| Latin America (ex-Brazil) [2] | (1,570) | (1,683) | -6.7% | (1,469) | 6.8% |
| **Total** | **(12,150)** | **(12,793)** | **-5.0%** | **(11,676)** | **4.1%** |

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation;

## Branches and Client Service Branches [3,4]



5,005
4,955
4,919
4,981
4,976
4,904
4,917
4,940
4,934
144
154
156
160
160
160
173
195
195
3,553
3,523
3,523
3,591
3,587
3,531
3,531
3,530
3,527
757
736
718
703
704
697
700
703
691
551
542
522
527
525
516
513
512
521
mar/17
jun/17
set/17
dez/17
mar/18
jun/18
set/18
dez/18
mar/19
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

## Number of Employees [5]



Amout
94,955
95,065
96,326
99,332
99,618
99,914
100,756
100,335
99,661
13,116
13,204
13,282
13,223
13,205
13,193
13,101
12,968
12,908
620
609
643
572
570
577
585
566
549
81,219
81,252
82,401
85,537
85,843
86,144
87,070
86,801
86,204
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Brazil
Abroad (ex-Latin America)
Latin America

(3) Includes IBBA representative offices abroad; (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay; (5) For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.

page 73

# Efficiency Ratio and Risk-Adjusted Efficiency Ratio


64.5
63.4
63.3
65.7
60.8
61.0
61.3
61.7
60.9
43.6
45.7
47.3
49.2
45.9
47.1
48.8
48.7
46.3
45.3
68.2
45.5
66.6
45.3
65.0
46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
47.7
61.2
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)

Risk-Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit / (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Itaú Unibanco Holding S.A.

page 74

# Balance Sheet – Assets and Liabilities

R$ million

| Assets | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| **Current and Long-term Assets** | **1,617,065** | **1,615,235** | **0.1%** | **1,496,519** | **8.1%** |
| Cash and Cash Equivalents | 30,376 | 37,159 | -18.3% | 25,444 | 19.4% |
| Short-term Interbank Investments | 284,398 | 304,747 | -6.7% | 264,524 | 7.5% |
| Securities and Derivative Financial Instruments | 464,081 | 457,513 | 1.4% | 451,167 | 2.9% |
| Interbank and Interbranch Accounts | 133,331 | 132,776 | 0.4% | 131,618 | 1.3% |
| Loan, Lease and Other Loan Operations | 543,654 | 532,481 | 2.1% | 495,484 | 9.7% |
| (Allowance for Loan Losses) | (33,048) | (33,125) | -0.2% | (34,798) | -5.0% |
| Other Assets | 194,274 | 183,684 | 5.8% | 163,081 | 19.1% |
| **Permanent Assets** | **34,359** | **34,378** | **-0.1%** | **27,835** | **23.4%** |
| **Total Assets** | **1,651,425** | **1,649,613** | **0.1%** | **1,524,354** | **8.3%** |

| Liabilities | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| **Current and Long-Term Liabilities** | **1,516,436** | **1,502,865** | **0.9%** | **1,391,216** | **9.0%** |
| Deposits | 461,487 | 463,424 | -0.4% | 407,949 | 13.1% |
| Deposits Received under Securities Repurchase Agreements | 328,028 | 343,236 | -4.4% | 310,609 | 5.6% |
| Fund from Acceptances and Issue of Securities | 117,040 | 111,566 | 4.9% | 115,237 | 1.6% |
| Interbank and Interbranch Accounts | 50,807 | 46,863 | 8.4% | 42,506 | 19.5% |
| Borrowings and Onlendings | 69,630 | 67,947 | 2.5% | 63,230 | 10.1% |
| Derivative Financial Instruments | 27,599 | 27,485 | 0.4% | 34,355 | -19.7% |
| Technical Provisions for Insurance, Pension Plans and Premium Bonds | 207,308 | 203,417 | 1.9% | 188,827 | 9.8% |
| Other Liabilities | 254,537 | 238,925 | 6.5% | 228,503 | 11.4% |
| **Deferred Income** | **2,667** | **2,625** | **1.6%** | **2,408** | **10.8%** |
| **Minority Interest in Subsidiaries** | **12,498** | **12,367** | **1.1%** | **12,219** | **2.3%** |
| **Stockholders' Equity** | **119,824** | **131,757** | **-9.1%** | **118,511** | **1.1%** |
| **Total Liabilities and Equity** | **1,651,425** | **1,649,613** | **0.1%** | **1,524,354** | **8.3%** |

Itaú Unibanco Holding S.A.

page 75

# **Total Assets** | Evolution and Breakdown



R$ billion
1,503.5
1,649.6
1,651.4
510.6
448.1
464.1
194.3
34.4
2017
2018
1Q19
30.9% Loans Portfolio [1]
27.1% Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts
28.1% Securities and Derivatives Financial Instruments
11.8% Other
2.1% Permanent Assets

## Securities and Derivatives Breakdown



41.3%
33.4%
13.6%
6.5%
5.2%
Pension Plans Fund Quotas
Domestic Government Bonds
Corporate Securities
International Government Bonds
Derivatives

## Loans Breakdown



28.6%
17.8%
13.1%
14.1%
8.9%
8.9%
5.5%
3.0%
Latin America
Corporate
SME's
Credit Cards
Mortgage (includes individuals and companies)
Payroll Loans to Individuals
Personal Loans
Vehicles

(1) Net of Allowance for Loan Losses.

Itaú Unibanco Holding S.A.

page 76

Considers perpetual subordinate notes as of 2018

# Total Liabilities | Evolution and Breakdown

R$ billion



1,503.5
1,649.6
1,651.4
548.8
357.7
217.1
207.3
148.0
119.8
52.6
2017
2018
1Q19

33.2% Deposits, Debentures and Funds from Bills and Structured Operations Certificates

21.7% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities [1]

13.1% Others [2]

12.6% Technical Provisions for Insurance, Pension Plans and Capitalization

9.0% Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments

7.3% Stockholder´s Equity

3.2% Subordinated Debt [3]

(1) Does not include debentures, Funds from Bills and Structured Operations Certificates; (2) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (3) Considers perpetual subordinate notes since 2018.

Itaú Unibanco Holding S.A.

page 77

# Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

| In R$ millions, end of period | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| Demand Deposits | 74,757 | 72,581 | 3.0% | 66,430 | 12.5% |
| Savings Deposits | 136,613 | 136,865 | -0.2% | 122,412 | 11.6% |
| Time Deposits | 248,049 | 251,301 | -1.3% | 215,743 | 15.0% |
| Debentures (Linked to Repurchase Agreements and Third Parties' Operations) | 15,336 | 21,417 | -28.4% | 45,030 | -65.9% |
| Funds from Bills [1] and Structured Operations Certificates | 72,002 | 69,512 | 3.6% | 73,821 | -2.5% |
| **(1) Funding from Account Holders and Institutional Clients** | **546,757** | **551,676** | **-0.9%** | **523,436** | **4.5%** |
| Onlending | 15,855 | 17,907 | -11.5% | 21,893 | -27.6% |
| **(2) Total - Funding from Clients** | **562,612** | **569,583** | **-1.2%** | **545,329** | **3.2%** |
| Assets Under Administration | 1,158,642 | 1,131,239 | 2.4% | 1,026,534 | 12.9% |
| Technical Provisions for Insurance, Pension Plan and Premium Bonds | 207,308 | 203,417 | 1.9% | 188,827 | 9.8% |
| **(3) Total – Clients** | **1,928,562** | **1,904,239** | **1.3%** | **1,760,690** | **9.5%** |
| Interbank deposits | 2,065 | 2,675 | -22.8% | 3,361 | -38.5% |
| Funds from Acceptance and Issuance of Securities | 45,038 | 42,054 | 7.1% | 41,416 | 8.7% |
| **Total Funds from Clients + Interbank Deposits** | **1,975,665** | **1,948,967** | **1.4%** | **1,805,467** | **9.4%** |

| In R$ millions, end of period | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| Funding from Clients | 562,612 | 569,583 | -1.2% | 545,329 | 3.2% |
| Funds from Acceptance and Issuance of securities Abroad | 45,038 | 42,054 | 7.1% | 41,416 | 8.7% |
| Borrowings | 53,775 | 50,040 | 7.5% | 41,337 | 30.1% |
| Other [2] | 28,946 | 25,678 | 12.7% | 36,592 | -20.9% |
| **Total (A)** | **690,371** | **687,356** | **0.4%** | **664,674** | **3.9%** |
| (-) Reserve Required by Brazilian Central Bank | (94,854) | (97,619) | -2.8% | (99,132) | -4.3% |
| (-) Cash (currency) [3] | (30,376) | (37,159) | -18.3% | (25,444) | 19.4% |
| **Total (B)** | **565,141** | **552,578** | **2.3%** | **540,097** | **4.6%** |
| **Loan Portfolio (C)** [4] | **543,654** | **532,481** | **2.1%** | **495,484** | **9.7%** |
| **Loan Portfolio / Gross Funding (C/A)** | **78.7%** | **77.5%** | **130 bps** | **74.5%** | **420 bps** |
| **Loan Portfolio / Net Funding (C/B)** | **96.2%** | **96.4%** | **-20 bps** | **91.7%** | **450 bps** |

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.

page 78

Itaú

# Funding

## Funding from Clients [1]


In R$ billions
1,595
1,648
1,682
1,747
1,805
1,839
1,912
1,949
1,976
1,028
1,070
1,116
1,154
1,215
1,242
1,290
1,335
1,366
497
506
499
525
523
531
555
552
547
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Funding from Account Holders and Institutional Clients
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits

(1) Includes institutional clients in the proportion of each type of product invested by them.

## Ratio between Loan Portfolio and Funding [2]


90.0%
89.8%
90.8%
91.1%
91.7%
94.6%
91.8%
96.4%
96.2%
74.6%
73.9%
73.9%
74.4%
74.5%
77.8%
76.1%
77.5%
78.7%
641
650
633
664
665
667
697
687
690
109
115
118
122
125
118
119
135
125
478
480
468
494
495
519
531
532
544
531
534
515
542
540
548
578
553
565
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) [3]
Loan Portfolio [3] / Gross Funding
Loan Portfolio [3] / Funding [4]

## % Funding (Maturity Breakdown)


181-365
6.5%
31-180
8.9%
34.8%
Over 365
0-30
49.8%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

Itaú Unibanco Holding S.A.

page 79

# Capital Ratios (BIS) | Prudential Conglomerate [1]

| In R$ millions, end of period | 1Q19 | 4Q18 |
|---|---|---|
| **Consolidated stockholders' equity (BACEN)** | **132,322** | **144,131** |
| Deductions from Core Capital | (23,166) | (20,773) |
| **Core Capital** | **109,156** | **123,358** |
| **Additional Capital** | **10,968** | **7,796** |
| **Tier I** | **120,124** | **131,154** |
| **Tier II** | **11,932** | **15,874** |
| **Referential Equity (Tier I and Tier II)** | **132,056** | **147,028** |
| **Required Referential Equity** | **65,905** | **70,559** |
| **ACP** Required | **28,834** | **19,429** |
| **Total Risk-weighted Exposure (RWA)** | **823,818** | **818,072** |
| Credit Risk-weighted Assets ($RWA_{CPAD}$) | 705,894 | 714,969 |
| Operational Risk-weighted Assets ($RWA_{OPAD}$) | 81,341 | 72,833 |
| Market Risk-weighted Assets ($RWA_{MINT}$) | 36,583 | 30,270 |
| **Tier I (Core Capital + Additional Capital)** | **14.6%** | **16.0%** |
| **Tier II** | **1.4%** | **1.9%** |
| **BIS (Referential Equity / Total Risk-weighted Exposure)** | **16.0%** | **18.0%** |

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Itaú Unibanco Holding S.A.

page 80

Capital Ratios Full aplication of Basel III rules│ March 31, 2019 15.9% 14.6% 13.5% 1.0% -2.4% 0.3% 0.1% -0.1% 0.8% 1.3% 1.0% 14.9% 13.3% 12.5% Tier I 2018 additional Tier I Dec-18 1Q19 net income and Prudential Adjustments RWA Additional Tier I capital Tier I Dec-18 dividends and I OC after additional other equity changes approved in Mar-19 dividends and I OC February 2019 Common Equity Tier I (CET I) Additional Tier I (AT1) page 81Capital Ratios Full aplication of Basel III rules│ March 31, 2019 15.9% 14.6% 13.5% 1.0% -2.4% 0.3% 0.1% -0.1% 0.8% 1.3% 1.0% 14.9% 13.3% 12.5% Tier I 2018 additional Tier I Dec-18 1Q19 net income and Prudential Adjustments RWA Additional Tier I capital Tier I Dec-18 dividends and I OC after additional other equity changes approved in Mar-19 dividends and I OC February 2019 Common Equity Tier I (CET I) Additional Tier I (AT1) page 81

Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 82Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 82

# Payout Practice

In order to **manage capital efficiently**, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to:

- Maintain the practice of paying dividends and interest on own capital at **35% of net income**, however we **excluded the maximum limit** previously determined at 45%.
- Set forth, through the Board of Directors, the total amount to be distributed each year considering:
  - the company's capitalization level, according to rules issued by the Brazilian Central Bank;
  - the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors. We highlight that this ratio must be composed of at least 12% of Core Capital;
  - the profitability in the year;
  - the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement;
  - changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the company's profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

**Total Payout[1] simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios:**

| | | ROE[3] | | | | |
|---|---|---|---|---|---|---|
| | | 15.00% | 17.50% | 20.00% | 22.50% | 25.00% |
| RWA[2] Growth | 5.00% | 65 – 70% | 70 – 75% | 75 – 80% | 80 – 85% | 85 - 90% |
| | 10.00% | 40 – 45% | 45 – 50% | 50 – 55% | 55 – 60% | 60 – 65% |
| | 15.00% | 35% | 35% | 35 – 40% | 40 – 45% | 45 – 50% |

* Taking into consideration the full application of Basel III rules, in addition to the impact from the acquisition of the minority interest of 49.9% in XP Investimentos.

(1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank's Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions; (2) Risk-Weighted Assets; (3) Return on Equity.

Itaú Unibanco Holding S.A.

page 83

# Ratings

## FitchRatings

| | | International | | | | National | |
|---|---|---|---|---|---|---|---|
| Viability | Support | Local Currency | | Foreign Currency | | | |
| | | Long Term | Short Term | Long Term | Short Term | Long Term | Short Term |
| bb+ | 4 | BB | B | BB | B | AAA (bra) | F1+ (bra) |

## Moody's

| International | | | | National | |
|---|---|---|---|---|---|
| Subordinated Debt Foreign Currency | Senior Unsecured Debt Foreign Currency | Issuer Local Currency | | Issuer | |
| Long Term | Long Term | Long Term | Short Term | Long Term | Short Term |
| (P) Ba3 | (P) Ba3 | Ba3 | NP | A1. br | BR-1 |

## Standard &Poor's

| International | | | | National | |
|---|---|---|---|---|---|
| Local Currency | | Foreign Currency | | | |
| Long Term | Short Term | Long Term | Short Term | Long Term | Short Term |
| BB- | B | BB- | B | brAAA | brA-1+ |

Itaú Unibanco Holding S.A.

page 84

Information Technology 5Information Technology 5

# Digital Transformation

## Use of Digital Channels[1]

number of current account holders (in millions)



Individuals
8.8
10.0
11.5
Mar-17
Mar-18
Mar-19



Companies
1.0
1.1
1.2
Mar-17
Mar-18
Mar-19

[1] Internet, mobile or SMS in the Retail Bank.

## Share of Transactions

through digital channels

| | 1Q17 | 1Q19 |
|---|---|---|
| Credit | 16% | 18% |
| Investments | 37% | 46% |
| Payments | 64% | 80% |

Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment

## New Accounts

individuals accounts (in thousands)



1,037
1,007
1,108
1,073
1,066
91
127
165
225
221
1Q18
2Q18
3Q18
4Q18
1Q19
Abreconta App
Brick and Mortar Branches

## Share of Digital Operations on the Retail Operating Revenues



1Q17
27%
73%
1Q19
32%
68%
Digital Branches
Brick and Mortar Branches

**1Q19**
**Efficiency Ratio**

Brick and Mortar Branches
**70%**
*vs*
Digital Branches
**27%**

Itaú Unibanco Holding S.A.

page 86

Itaú Unibanco in Capital Markets 6Itaú Unibanco in Capital Markets 6

Non-voting Shares Appreciation | ITUB4 and ITUB Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to March 29, 2019 569  357  273  256  Mar-19 Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 Oct-18 ITUB4 - Without dividend reinvestiment ITUB4 - With dividend reinvestiment IBOVESPA Index CDI 297  192  148  139  Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 O Ma ct- r- 11 89 ITUB - Without dividend reinvestiment ITUB - With dividend reinvestiment IBOVESPA Index (in USD) CDI (in USD) Fonte: Economatica page 88Non-voting Shares Appreciation | ITUB4 and ITUB Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to March 29, 2019 569 357 273 256 Mar-19 Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 Oct-18 ITUB4 - Without dividend reinvestiment ITUB4 - With dividend reinvestiment IBOVESPA Index CDI 297 192 148 139 Oct-08 Oct-09 Oct-10 Oct-11 Oct-12 Oct-13 Oct-14 Oct-15 Oct-16 Oct-17 O Ma ct- r- 11 89 ITUB - Without dividend reinvestiment ITUB - With dividend reinvestiment IBOVESPA Index (in USD) CDI (in USD) Fonte: Economatica page 88

Sustainability 7Sustainability 7

# Sustainability Timeline

- **2000** – First cell for analysis of environmental and social risks
- **2005** – Sustainability Governance (executive level)
- **2007** – Sustainability Committee (officers level)
- **2008** – Itaú Unibanco Merger
- **2010** – Sustainable performance in corporate vision
- **2013** – Creation of operating committees
- **2014** – Central Bank Regulation
- **2016** – Sustainability at the board of directors' Strategy Committee
- **2017** – Superior Ethics and Sustainability Committee; Revision of the sustainability strategy
- **2018** – Definition of our Sustainable Financial Drivers
- **2019** – Positive Impact Commitment

## Positive Impact Commitment

Based on interviews and research, we will create commitments, indicators and goals, aligned with SDG. Theses commitments will be released in 2019.

Itaú Unibanco Holding S.A.

pg. 90

# Estratégia de Sustentabilidade

The strategy defined in 2011 consisted of a sustainability map that determined three strategic focuses for our activities:

| FINANCIAL EDUCATION | DIALOG AND TRANSPARENCY | SOCIAL-ENVIRONMENTAL RISKS AND |
|---|---|---|
| Understand people´s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with money. | Build long-term relations based on trust to improve our business and generate shared value. | Search business opportunities and manage environmental risk, considering market trends, regulations, customer demands and society. |

## Strategy review

We understand that our current positioning **has matured** and started a process to **review our strategic sustainability guidelines:**

The review process of the strategic sustainability guidelines was divided into three main stages:

1. Issue development, which comprises the timely analysis of the corporate sustainability concept in the world;
2. Analysis of the competition and major world trends, and an internal and external diagnosis;
3. Strategy Build-Up, with a new positioning and strategic model.

Currently, the review has already enabled the creation of **Sustainable Financial Drivers**, which seek to translate the main impacts generated through our core activity.

## Sustainable Financial Drivers

- Access and Financial Inclusion
- Suitability with Financial Guidance
- Capital for Infrastructure
- Technological-Financial Innovation
- Intelligence and Risk Management
- Integrity Transparency and Market Resilience
- Inclusive and Responsible Management

Itaú Unibanco Holding S.A.

pg. 91

Itaú

# Corporate Sustainability Governance

**Board level**

Definition and monitoring of the sustainability strategy

**Executive level**

Integration of challenges and trends into businesses

**Officers level**

Decision on and prioritization of projects

**Operating level**

Management of projects by specific topics



Board of Directors
Members of the Board of Directors
Strategy Committee
Members of the Board of Directors
Periodicity: annual
Superior Ethics and Sustainability Committee
Members of the Executive Committee
Periodicity: semi-annual
Sustainability Committee
Members: Officers of areas involved in the sustainability agenda
Periodicity: bimonthly
Working Groups
Members: Executives of areas involved in sustainability projects
Reporting
Internal Management Ecoefficiency
Responsible Investment
integrity and ethics
Diversity
Foundations and Institute
Environmental and Social Risk Comittee

**Environmental and Social Risk Committee**

Meets on a quarterly basis and is responsible for suggesting institutional positions on internal procedures and exposure to the environmental and social risk.

Itaú Unibanco Holding S.A.

page 92

Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Responsible Bank Integrity and Ethics Sustainable Development Reporting and Climate Change Transparency Women Empowerment and Diversity pg. 93Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Responsible Bank Integrity and Ethics Sustainable Development Reporting and Climate Change Transparency Women Empowerment and Diversity pg. 93

Transparency with the Market | Reporting Integrated Report Integrated Annual Report • First Brazilian financial institution to Integrated publish it voluntarily. Report(20F Sustainability + IIRC) Report + • Presentation of the results from 6 + GRI capitals: financial, social and Financial relationship, human, intellectual, Demonstrations manufactured and natural. Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2014. second edition in portfolio since its 2016. inception in 2010. page 94Transparency with the Market | Reporting Integrated Report Integrated Annual Report • First Brazilian financial institution to Integrated publish it voluntarily. Report(20F Sustainability + IIRC) Report + • Presentation of the results from 6 + GRI capitals: financial, social and Financial relationship, human, intellectual, Demonstrations manufactured and natural. Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2014. second edition in portfolio since its 2016. inception in 2010. page 94

# Sustainable Development Goals (SDG)

Our guideline to sustainable thems are th SDG's, wich allows for risk management and conncections to the Market.

Connecting the company's business strategy with sustainable development goals allows increasing the value of corporate sustainability by addressing challenges and societal movements, sharing goals and creating opportunities aligned with the new economy and strengthening global collaboration to reduce environmental impacts, social and economic impacts.

**Priority ODS identification history**

| 2017 | 2018 | 2019 |
|---|---|---|
| Crossing our initiatives and business with impacted ODS | Identification of ODS and targets that we have potential impact | Definition of priority ODS connected to business |
| **Impacted SDGs** through businesses and initiatives | **Potential SDGs** that can be significantly affected, related to the materiality of the Sustainable Finance Drivers (SFD) | **Priority SDGs** defined with the Executive functions through the Positive Impact Commitments |

Itaú Unibanco Holding S.A.

pg. 95

# Employees | Profile

## 100,335 Employees[1]

60% women | 40% men

**51.5%[2]** of **management positions** are held by **women**

**22%[2]** of employees are **blacks**

**2.73%[2]** are **apprentices**

**4.8%[2]** of employees are **disabled persons**

(1) Employees who were active in December 2018, in Brazil and abroad from companies managed by the human resources department..
(2) Values regarding Brazil + Latam

## Organizational Climate

Thinking about the best way to measure and monitor our employees' satisfaction, in 2018 we redesigned our survey strategy, by discontinuing the Fale Francamente (Speak Frankly) survey, which was replaced by Pulse

| Overall Satisfaction Rate | 2016 | 2017 | 2018* |
|---|---|---|---|
| | 84% | 85% | 87% |

*Results from 2018's second semestre.

It is an internally-developed survey that measures the employees' level of agreement with 17 statements divided into four evaluation blocks: Individual, Team, Management and Company.

## Communities: a new working dynamic

We seek to develop dynamics that place people from different areas and with different backgrounds to think about solutions focused on the client; therefore, we work based on the rationale that the best solutions come from the multiplicity of visions.

Accordingly, we established a new work format, known as Communities of Delivery, with which we form interdisciplinary teams that are not governed by hierarchy, with the application of an Agile and Lean Framework in the solution of challenges and with more independence and collaboration.

Currently, we have more than 30 communities where more than 6,000 employees work, with an increase of 20% in productivity.

## Employees' Well-Being and Health

Beyond accomplishing the commitments and collective conventions we signed, we seek to value our employeess well-being through an array of benefits to provide them a better life. Some examples of the benefits are:

**Fique Ok:** A personal support program to our employees and their family members, with a multidisciplinary team available 24/7, offering a free and confidential service;
**Psychosocial Services:** Psychological and Social Work care at our administrative and technologic buildings;
**Parental Support Policy:** Sets benefits for pregnant women and homosexual couples after the birth or adoption of children, also providing special readaptation conditions to women returning from their maternity license

Itaú Unibanco Holding S.A.

page 96

**Employees** | Management Cycle

## Attraction and Selection

### Special Talent Programs

Internship: 2,393 people recruited in 2018 (between 2016 and 2018 68% of the interns were hired, and 95% of those are still working with us.

Trainee: 132 trainees recruited in 2018 (Retention rate: 98%).

### Turnover

| General Turnover | | |
|---|---|---|
| 2016 | 2017 | 2018 |
| 10% | 9% | 10% |

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

## Training and Development

### Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)


193
232
253
2016
2017
2018

### Career management

Internal recruiting program that allows career changing. In 2018, 1,699 employees were transferred.

## Performance Assessment

### Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.


behavioral
results

### Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

## Compensation and Benefits

### Fixed Compensation

In 2018, it amounted to approximately R$17 bilhões (acrescidos de encargos e benefícios). (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

### Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

### Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

Itaú Unibanco Holding S.A.

page 97

# **Diversity** | Commitment and Action

## Our Commitment

In 2017, we established an important milestone in our journey of changing our history and shared our Diversity Commitment Letter with the market, assuming a public commitment to our employees, clients, suppliers, partners and society.

## Our Internal Policy for Diversity Enhancement Principles :

1- Implementation of policies and projects for valuing and promoting diversity and accessibility

2- Promotion of equal opportunity in all processes

3- Representation of all groups in the organization

## Integrated Action

In 2018, the Sustainability Committee approved an integrated operation of the diversity front. Currently, five departments support, discuss and play different roles in the institutional agenda.

### Some of our actions

**Gender**

We seek gender equality by guaranteeing more diverse selection processes, fair evaluation conditions for women on maternity leave and full payment of profit sharing, as well as conducting awareness campaigns with employees, senior leadership, clients and society

**Race Equality**

We hold events of attractiveness and promotion of inclusion, in addition to the partnership with the development project of black youths and the participation in several events and fairs with the theme of racial equality, inclusion and entrepreneurship, besides

**LGBT+**

We held the LGBT + Diversity Week, which was marked by a series of lectures with Market Specialists and internal collaborators. And during this week, we adhered to the commitment of the LGBT + Companies and Rights Forum and to the Standards of Business Conduct (UN).

### Internal reporting channel

We reinforce and disclose the Internal **Ombudsman's** Office also as the reporting channel for situations in which employees feels discriminated against or witness any situation that goes against Diversity principles.

Itaú Unibanco Holding S.A.

pg. 98

Itaú

**Initiatives|** Itaú Women Entrepreneurs e Financial Education

## Itaú Women Entrepreneurs

The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the IFC, World Bank, and the IDB to offer financial and non-financial solutions to women entrepreneurs.

**Objective of the program**

Empower female entrepreneurs in Brazil through in-person and online solutions; train, inspire and connect female entrepreneurs

**Number of participants in the program**

| 2016 | 2017 | 2018 |
|---|---|---|
| 5,997 | 8,056 | 20,800 |

**Solutions**

**Online Platform**

- Contents related to enterprise management and leadership
- Management tools
- Motivational videos

**In-person Actions**

- Networking events
- Business rounds
- Workshops

**Platform Access**

| 2017 | 2018 |
|---|---|
| 68,241 | 1,089,841 |

### #VaiGarota

**Disseminating the program**

In 2018, we promoted a nationwide campaign called **Vai Garota** (Go Girl), that represents the attitude, union, and transformative power of women.

**Results**

- **25 millions** views on YouTube;
- **+1 million** acesses to the website
- **15.8%** of returning users

### The impact of IWE in clients' financial health | Evolution of our credit portfolio

In january of 2019, we conducted a new survey that aimed to show the development of women participating in the program in comparison to other clients. Thus, we found out that the participants:

- Presented a maximum overall credit limit **77% bigger**, on average;
- Were less likely to default than other clientes.

The granting of credit to entrepreneurs is a relevant way of supporting female entrepreneurship. To this end, we monitor the evolution of our portfolio:

- In 2018, the volume of credit operations for women owned companies reached approximately **R$3.1 billion, more than doubling** the portfolio in 2016, which reached R$1.4 billion.

Itaú Unibanco Holding S.A.

page 99

# Ethics and Information Security

Our business is based on ethical principles, which reflects the transparency, respect and honesty present in our relationship with stakeholders.

## Integrity and Ethics Program

Integrity and Ethics Program consists of the set of guidelines and processes that aims to ensure compliance with the Code of Ethics and the principles and values of our conglomerate. The Corporate Integrity and Ethics Program is composed of the following dimensions:

- Commitment of senior management
- Management of policies and procedures
- Communication and training actions
- Continuous monitoring of indicators and processes
- Channels of doubts and manifestations

## Adherence to the termination of integrity policies (%)

| 2016 | 2017 | 2018 | Target 2019 |
|---|---|---|---|
| 98% | 93% | 98% | 95% |

In 2017, we were publicly recognized by the Ministry of Transparency and the Office of the Comptroller General of the Union (CGU), in partnership with the Ethos Institute, for the last edition of the 2017 Company Pro-Ethics list. (From 2018, this recognition will every two years)

## Training programs

The Integrity and Ethics Education Program brought together the program's most important trainings in distance education sessions. They are applied to all employees and the trainings are renewed every two years. In 2018, these trainings were restructured and launched in three phases.

- 1st phase: Ethics, Prevention of Corruption and Relationship with customers and users
- 2nd phase: Prevention of Money Laundering and Sustainability
- 3rd phase: Compliance, Information Security; Supplier Relationship and Health and Safety at work

Information is what supports the entire banking operation. Therefore, we have the commitment to protect corporate information and ensure the privacy of clients in all transactions.

### Information Security Corporate Policy

To ensure compliance with the principles and guidelines relating to the protection of the information and intellectual property of the organization, clients and the general public.

### Cyber Security

We use cutting-edge technology to protect our network and data, as well as other barriers, such as restricted access to our servers, facilities and virtual environments, through the use of firewalls, protection by password and encryption.

**NBR ISO/IEC 27001 Certification**

A Brazilian standard developed to ensure the protection and privacy of information provided by customers and other sources.

### General Law on Data Protection (LGPD)

With the focus on compliance with legal requirements, a working group was set up, composed of members from different areas of the bank who are studying all the items dealt with in the legislation and raising points for improvement in the institution's current processes.

- Among the actions, we mention:
- Training to disseminate knowledge of data privacy;
- Adequacy of the policies on Data Governance;
- Promotion of the concept of Privacy by design in the creation of products and services.

# ESG Integration on Business

## Credit Analysis

The Environmental and Social Risk Policy contains the criteria for the analysis of clients and projects and the establishment of real estate guarantees and the inclusion of covenants. To this end, we must consider:

**List of prohibited activities**

We do not carry out new loan operations with companies involved in:

- Labor in conditions similar to slave labor;
- Child labor in violation of legislation;
- Encouragement of prostitution.

**List of restricted activities**

We have specific guidelines for making an environmental and social risk analysis in the following segments:

- Firearms and ammunition;
- Activities of extraction and production of wood, firewood and charcoal from native forests;
- Fishing activities;
- Extraction and industrialization of asbestos;
- Cold storage plants and cattle slaughterhouses.

Client analysis (small and medium businesses): (A – High Risk; B – Medium Risk and C – Low Risk)

Project financing: We follow the criteria determined in accordance with the type of operation/project.

Guarantees and Covenants

## Responsible Investments

Proprietary methodology to include ESG issues in the valuation of fixed income securities and the pricing of active management funds, taking into account: materiality, relevance for the industry, risks e opportunity rating, metrics, and management

**Company Coverage:**

- 99% of the companies listed on the Ibovespa;
- 98% of IBrX-100
- 97% of the Corporate Sustainability Index (ISE));
- 95% of the assets under management of Itaú Asset Management


ANALYZED DIMENSIONS
ENVIRONMENTAL DIMENSIONS
Water, energy and materials
Biodiversity and land use
Waste management
COMPANY
Climate change
Relationships with workers
Relationships with suppliers
Relationships with communities
Relationships with clients
SOCIAL DIMENSIONS
GOVERNANCE DIMENSIONS
Independence and quality of the Board
Corporate governance


EXAMPLE OF EVALUATION RESULTS
Hight relevance
Long term
Short term
Low relevance

Itaú Unibanco Holding S.A.
pg. 101

# **Our operations** | Buldings, Branches and Data Center

In 2018 we created a working group within the central administration focused on efficiency in utilities, which resulted in the economy of several inputs:

| -4,0 GWh | -13 mil $m^3$ | -26 mil $m^3$ | -469 tCO2 |
|---|---|---|---|
| Consumer consumption | Of natural gas used | Of gas consumption | Issued with diesel oil burning |

Our targets for 2020 (with base year in 2013) were reviewed, since the acquisition of other companies by the Itaú Unibanco group in that period. Thus, our goal was extended to 2021.

**Water**

Reduce in 13% ou water consumption

**Power**

Reduce in 15% our energy consumption

**Renewable energy**

Achieve an indicator of 96% of renewable energy consumed

**Emissions – Scope 1**

Reduce in 4% our scope 1 emissions

**Emissions – Scope 2**

Reduce in 6% our scope 2 emissions

**Waste**

Reduce in 4% our waste, from administrative buildings, destinated to landfills

Itaú Unibanco Holding S.A.

pg. 102

# Task Force on Climate-related Financial Disclosures (TCFD)

The initiative was conceived under the Financial Stability Board (FSB). It proposes climate disclosure recommendations for the financial and non-financial sectors in the pillars of Governance, Strategy, Management Risks, Goals and Metrics.

**We highlight our activities related to the TCFD strategic pillars**

| Governance | Strategy | Risk Management | Targets and Metrics |
|---|---|---|---|
| The Board of Directors guides our internal Sustainability and Environmental and Social Responsibility Policy for risks and opportunities related to climate change | We participate in multi-sector discussion groups, such as CEBDS, UNEP-FI, FEBRABAN and FGV | Climate variables are taken into account in the analysis of the Environmental and Social Risk for the corporate segment and of the financing of large projects | Development of indicators and tools to strengthen the assessment and disclosure of risks and opportunities related to climate change by the UNEP-FI work group on the recommendations of the TCFD |
| The Sustainability Governance addresses risk management and the identification of opportunities related to the climate change agenda | A study was carried out about the climate change impact on our corporate loan portfolio in medium and long-term scenarios | Itaú Asset Management takes Climate Change topics into account in its ESG integration methodology for investment analysis | A study was carried out to identify the business risks and opportunities in view of the global climate change, with 10-year projections |
| The Superior Ethics and Sustainability Committee resolves on the actions to be taken by the institution to meet the climate change agenda | A study was carried out about Emissions financed based on the Portfolio Carbon Initiative guidelines | We take into account climate issues in pricing our insurance products (corporate) | Launch of the Asset calculator to compare emissions of our portfolios with benchmarks |
| The topic is also discussed by the Sustainability Committee, the main Sustainability forum in the organization | Participation of the UNEP-FI work group to implement the recommendations of the TCFD considering different climate scenarios | | |

Itaú Unibanco Holding S.A.

page 103

Attachment 02 (portuguese only) Attachment 02 (portuguese only)

Itaú

Teleconferência - Imprensa

# Resultados do 1° trimestre de 2019

**Candido Botelho Bracher**
Presidente e CEO

**Milton Maluhy Filho**
Vice-Presidente Executivo, CFO e CRO

**Alexsandro Broedel**
Diretor Executivo de Finanças e Relações com Investidores

**Marcos Magalhães**
Diretor Executivo de Adquirência

NÍVEL 1 BM&FBOVESPA
apimec
Member of Dow Jones Sustainability Indices
Índice de Ações com Tag Along Diferenciado ITAG
Índice de Sustentabilidade Empresarial ISE
Índice de Ações com Governança Corporativa Diferenciada IGC
ITUB LISTED NYSE

# Destaques do resultado
## 1º trimestre de 2019

### **Lucro Líquido** Recorrente

| | | |
|---|---|---|
| Consolidado | R$ 6,9 bi | ^ 7,1 % (1T19 vs. 1T18) |
| Brasil | R$ 6,5 bi | ^ 4,6 % (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 6,4 | 6,4 | 6,5 | 6,5 | 6,9 |

### **ROE** Recorrente

| | | |
|---|---|---|
| Consolidado | 23,6% | ^ 1,4 p.p. (1T19 vs. 1T18) |
| Brasil | 24,8% | ^ 1,1 p.p. (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 22,2 | 21,6 | 21,3 | 21,8 | 23,6 |

### **Carteira de Crédito** [1]

| | | |
|---|---|---|
| Consolidado | R$ 647,1 bi | ^ 7,7 % (1T19 vs. 1T18) |
| Brasil | R$ 480,4 bi | ^ 6,5 % (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 601,1 | 623,3 | 636,4 | 636,9 | 647,1 |

### **Índice de Inadimplência** 90 dias

| | | |
|---|---|---|
| Consolidado | 3,0% | v 0,1 p.p. (1T19 vs. 1T18) |
| Brasil | 3,7% | 0,0 p.p. (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 3,1 | 2,8 | 2,9 | 2,9 | 3,0 |

### **Margem com Clientes**

| | | |
|---|---|---|
| Consolidado | R$ 16,4 bi | ^ 7,6 % (1T19 vs. 1T18) |
| Brasil | R$ 14,7 bi | ^ 6,3% (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 15,3 | 16,0 | 16,2 | 16,2 | 16,4 |

### **Receita de Serviços e Seguros** [2]

| | | |
|---|---|---|
| Consolidado | R$ 10,2 bi | ^ 1,0 % (1T19 vs. 1T18) |
| Brasil | R$ 9,5 bi | ^ 0,3 % (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 10,1 | 10,4 | 10,2 | 10,8 | 10,2 |

### **Custo do Crédito**

| | | |
|---|---|---|
| Consolidado | R$ 3,8 bi | ^ 0,4 % (1T19 vs. 1T18) |
| Brasil | R$ 3,4 bi | ^ 2,1% (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 3,8 | 3,6 | 3,3 | 3,4 | 3,8 |

### **Despesas não Decorrentes de Juros**

| | | |
|---|---|---|
| Consolidado | R$ 12,1 bi | ^ 4,1% (1T19 vs. 1T18) |
| Brasil | R$ 10,5 bi | ^ 4,1% (1T19 vs. 1T18) |

| 1T18 | 2T18 | 3T18 | 4T18 | 1T19 |
|---|---|---|---|---|
| 11,7 | 12,3 | 12,6 | 12,8 | 12,1 |

(1) Total com Garantias Financeiras Prestadas e Títulos Privados; (2) Receitas de Seguros (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros.

2

Crédito por perfil de Cliente ou por tipo de produto Originação de crédito¹ 1T19 vs. 1T18 Em R$ bilhões, ao final do período 1T19 4T18 D 1T18 D Total Pessoas Físicas 215,6 211,3 2,0% 191,4 12,7% Brasil ² 21% Cartão de Crédito 76,4 7 7,5 -1,3% 65,0 17,6% Crédito Pessoal 3 1,1 29,2 6,5% 27,4 13,7% Pessoas físicas Crédito Consignado 48,6 46 ,7 4,2% 44,7 8,8% 22% Veículos 16,6 1 5,9 4,1% 1 4,3 15,7% Micro, Pequenas Crédito Imobiliário 42,9 42 ,0 1,9% 40 ,0 7,2% e Médias 26% Micro, Pequenas e Médias Empresas 74,1 70,8 4,7% 63,0 17,6% empresas Total Pessoas Físicas + Micro, Pequenas e Médias Empresas 2 89,7 2 82,1 2,7% 254,4 13,9% Grandes Grandes Empresas 1 90,7 191,6 -0,5% 1 96,7 -3,1% empresas 18% Operações de Crédito 1 52,6 153,3 -0,4% 162,0 -5,8% Títulos Privados 3 8,0 38,3 -0,8% 3 4,7 9,6% 3 Emissão de títulos privados América Latina 1 66,7 163,2 2,1% 1 50,0 11,1% 1T19 Total com Garantias Financeiras Prestadas e Títulos Privados 6 47,1 6 36,9 1,6% 601,1 7,7% 1° lugar no ranking da R$ 6,7 bi ANBIMA Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos; (1) Média por dia útil no período, exceto para emissão de títulos privados. (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 3Crédito por perfil de Cliente ou por tipo de produto Originação de crédito¹ 1T19 vs. 1T18 Em R$ bilhões, ao final do período 1T19 4T18 D 1T18 D Total Pessoas Físicas 215,6 211,3 2,0% 191,4 12,7% Brasil ² 21% Cartão de Crédito 76,4 7 7,5 -1,3% 65,0 17,6% Crédito Pessoal 3 1,1 29,2 6,5% 27,4 13,7% Pessoas físicas Crédito Consignado 48,6 46 ,7 4,2% 44,7 8,8% 22% Veículos 16,6 1 5,9 4,1% 1 4,3 15,7% Micro, Pequenas Crédito Imobiliário 42,9 42 ,0 1,9% 40 ,0 7,2% e Médias 26% Micro, Pequenas e Médias Empresas 74,1 70,8 4,7% 63,0 17,6% empresas Total Pessoas Físicas + Micro, Pequenas e Médias Empresas 2 89,7 2 82,1 2,7% 254,4 13,9% Grandes Grandes Empresas 1 90,7 191,6 -0,5% 1 96,7 -3,1% empresas 18% Operações de Crédito 1 52,6 153,3 -0,4% 162,0 -5,8% Títulos Privados 3 8,0 38,3 -0,8% 3 4,7 9,6% 3 Emissão de títulos privados América Latina 1 66,7 163,2 2,1% 1 50,0 11,1% 1T19 Total com Garantias Financeiras Prestadas e Títulos Privados 6 47,1 6 36,9 1,6% 601,1 7,7% 1° lugar no ranking da R$ 6,7 bi ANBIMA Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos; (1) Média por dia útil no período, exceto para emissão de títulos privados. (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 3

# Movimento inédito para o setor de adquirência



## A Rede anunciou o fim da taxa de antecipação no cartão de crédito à vista

- A partir de **2 de maio de 2019**
- Vendas no **cartão de crédito à vista**
- Usando qualquer maquininha da rede
- Com domicílio bancário no **Itaú Unibanco**
- E faturamento anual inferior a **R$ 30 milhões**

**Os valores serão recebidos em 2 dias com custo zero de antecipação**

Queremos



**Estimular o desenvolvimento** de empreendedores, micro e pequenas empresas

Perseguir níveis ainda mais altos de **satisfação de clientes**

**Influenciar** outros movimentos no setor

4

# Projeções 2019

| | Consolidado | | Brasil [1] | |
|---|---|---|---|---|
| | Anteriores | Revisadas | Anteriores | Revisadas |
| Carteira de Crédito Total [2] | 8,0% — 11,0% | Mantida | 8,0% — 11,0% | Mantida |
| Margem Financeira com Clientes | 9,5% — 12,5% | 9,0% — 12,0% | 9,5% — 12,5% | 9,0% — 12,0% |
| Margem Financeira com o Mercado | R$ 4,6 bi — R$ 5,6 bi | Mantida | R$ 3,6 bi — R$ 4,6 bi | Mantida |
| Custo do Crédito [3] | R$ 14,5 bi — R$ 17,5 bi | Mantida | R$ 12,5 bi — R$ 15,5 bi | Mantida |
| Receita de Prestação de Serviços e Resultado de Seguros [4] | 3,0% — 6,0% | 2,0% — 5,0% | 3,0% — 6,0% | 2,0% — 5,0% |
| Despesas não Decorrentes de Juros | 5,0% — 8,0% | 3,0% — 6,0% | 5,5% — 8,5% | 3,5% — 6,5% |
| Alíquota Efetiva de IR/CS | 31,0% — 33,0% | Mantida | 32,0% — 34,0% | Mantida |

(1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo Resultado de Créditos de Liquidação Duvidosa, Impairment e Descontos Concedidos; (4) Receitas de Prestação de Serviços (+) Receitas de Operações de Seguros, Previdência e Capitalização (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros, Previdência e Capitalização.

5

Anexos 6Anexos 6

Lucro Líquido Recorrente e Criação de Valor 23,6% 22,2% 21,9% 21,8% 21,6% 21,3% ROE Custo de capital médio 14,5% 14,5% 14,0% 13,5% 13,5% 13,5% Lucro líquido recorrente 6,9 6,5 6,4 6,5 6,4 6,3 Criação de valor 2,0 2,9 2,2 2,0 2,5 2,5 Custo de capital 4,5 4,3 4,3 4,0 3,9 3,9 4T17 1T18 2T18 3T18 4T18 1T19 7 Em R$ bilhõesLucro Líquido Recorrente e Criação de Valor 23,6% 22,2% 21,9% 21,8% 21,6% 21,3% ROE Custo de capital médio 14,5% 14,5% 14,0% 13,5% 13,5% 13,5% Lucro líquido recorrente 6,9 6,5 6,4 6,5 6,4 6,3 Criação de valor 2,0 2,9 2,2 2,0 2,5 2,5 Custo de capital 4,5 4,3 4,3 4,0 3,9 3,9 4T17 1T18 2T18 3T18 4T18 1T19 7 Em R$ bilhões

# Margem Financeira com Clientes

## Taxa Média Anualizada



Consolidado
10,3%
10,1%
9,9%
9,9%
9,9%
9,8%
9,8%
10,0%
7,3%
7,4%
7,1%
7,4%
7,6%
7,7%
7,6%
7,6%
2T17
3T17
4T17
1T18
2T18
3T18
4T18
1T19
Brasil
12,6%
12,3%
12,0%
12,0%
12,2%
12,1%
11,8%
12,1%
10,9%
9,2%
8,9%
9,0%
9,5%
9,6%
9,2%
9,2%
8,9%
9,2%
7,5%
6,7%
6,4%
6,4%
6,4%
6,4%
2T17
3T17
4T17
1T18
2T18
3T18
4T18
1T19
Margem Financeira com Clientes
Margem Financeira com Clientes Ajustado Risco
CDI (taxa trimestral anualizada)

## Variação da Margem Financeira com Clientes



Em R$ bilhões
Brasil
15,3
1,3
(0,3)
(0,1)
(0,1)
0,3
16,4
1T18
Mix de Produtos de Crédito[1]
Spreads de Ativos,[2] Volume Médio de Ativos[3] e Margem de Passivos
Operações Estruturadas do Atacado
Capital de Giro Próprio e outros
Margem Financeira com clientes da América Latina
1T19

(1) Mudança da composição dos ativos com risco de crédito entre períodos; (2) Variação dos spreads de ativos com risco de crédito entre os períodos; (3) Considera carteira de crédito e de títulos privados líquida da carteira vencida a mais de 60 dias.

8

Margem Financeira com Mercado 1,8 1,8 1,7 Em R$ bilhões 1,6 1,5 1,4 1,4 1,3 1,2 1,9 1,7 1,6 1,4 1,4 1,3 1,3 1,2 0,1 1,1 0,2 1,7 1,3 1,3 0,9 0,9 1,2 1,1 1,0 0,5 0,5 0,2 0,5 0,2 0,3 0,2 0,3 0,3 0,3 1T17 2T17 3T17 4T17 1T18 2T18 3T18 4T18 1T19 Margem financeira Venda de ações - B3 Margem financeira com Média móvel de 1 ano da margem 1 2 com o mercado – Brasil o mercado – América Latina financeira com o mercado (1) Inclui unidades externas ex-América Latina; (2) Exclui Brasil. 9Margem Financeira com Mercado 1,8 1,8 1,7 Em R$ bilhões 1,6 1,5 1,4 1,4 1,3 1,2 1,9 1,7 1,6 1,4 1,4 1,3 1,3 1,2 0,1 1,1 0,2 1,7 1,3 1,3 0,9 0,9 1,2 1,1 1,0 0,5 0,5 0,2 0,5 0,2 0,3 0,2 0,3 0,3 0,3 1T17 2T17 3T17 4T17 1T18 2T18 3T18 4T18 1T19 Margem financeira Venda de ações - B3 Margem financeira com Média móvel de 1 ano da margem 1 2 com o mercado – Brasil o mercado – América Latina financeira com o mercado (1) Inclui unidades externas ex-América Latina; (2) Exclui Brasil. 9

# Custo e Qualidade do Crédito

## Índices de Inadimplência

Consolidado (90 dias) - %


3,7 3,7 3,4 3,5 3,51 3,68
3,1 3,1 2,8 2,9 2,91 3,02
1,5 1,6 1,5 1,3 1,41 1,37
dez/17 mar/18 jun/18 set/18 dez/18 mar/19
Total
Brasil[1]
América Latina[2]

Brasil (90 dias) - %


4,9 4,6 4,5 4,5 4,43 4,41
4,5 4,3 3,7 3,4 3,16 2,89
1,0 1,8 1,0 1,5 1,72 2,61
dez/17 mar/18 jun/18 set/18 dez/18 mar/19
PF
Grandes Emp.
Micro, Peq. e Médias Emp.

Consolidado (15-90 dias) - %


2,9 3,1 2,5 3,1 2,35 2,64
2,7 2,7 2,7 2,6 2,34 2,47
2,7 2,6 2,8 2,4 2,34 2,40
dez/17 mar/18 jun/18 set/18 dez/18 mar/19
Total
Brasil[1]
América Latina[2]

Brasil (15-90 dias) - %


3,3 3,5 3,5 3,2 2,94 3,36
2,5 2,4 2,3 1,8 1,69 1,78
1,8 0,8 1,7 1,0 1,47 0,70
dez/17 mar/18 jun/18 set/18 dez/18 mar/19
PF
Grandes Emp.
Micro, Peq. e Médias Emp.

(1) Inclui unidades externas ex-América Latina; (2) Exclui Brasil.

## Custo do Crédito[1]

Em R$ bilhões


2,9% 2,5% 2,4% 2,1% 2,1% 2,4%
4,3 3,8 3,6 3,3 3,4 3,8
4T17 1T18 2T18 3T18 4T18 1T19
Custo do Crédito
Custo do Crédito / Carteira de Crédito[2] - Anualizado

## Cobertura


908% 618% 952% 639% 517% 338%
245% 236% 248% 235% 221% 208%
219% 204% 220% 235% 221% 223%
166% 169% 169% 168% 169% 172%
dez/17 mar/18 jun/18 set/18 dez/18 mar/19
Total
América Latina ex-Brasil
Varejo - Brasil
Atacado - Brasil

(1) Despesa de Provisão para Créditos de Liquidação Duvidosa + Recuperação de Créditos + Impairment + Descontos Concedidos; (2) Saldo médio da carteira de crédito com avais, fianças e títulos privados considerando-se os dois últimos trimestres.

Itaú 10

Receita de Serviços e Resultado de Seguros Correntistas PF Aumento no número de Em R$ bilhões 1T19 4T 3T 18 18 D 1T18 D correntistas Pessoa Física 10,4% em relação ao 1T18 Cartões de Crédito e Débito 3 ,3 3 ,5 -5,9% 3,3 -1,7% Serviços de Conta Corrente 1 ,8 1,9 -0,4% 1,8 1,5% Carteiras Administradas e Fundos de Investimento ³ Administração de Recursos ¹ 1,1 1,2 -10,5% 1,0 5,2% R$ Bilhões Operações de Crédito e Garantias Prestadas 0,6 0,6 -2,7% 0,6 -7,6% 1.135 Serviços de Recebimento 0,5 0,5 -2,8% 0,5 2,1% 1.002 13,2% Assessoria Econômica-Financeira e Corretagem 0,4 0,6 -33,1% 0 ,3 16,2% Outros Mar/18 Mar/19 0,3 0,2 8,6% 0 ,3 -2,3% América Latina (ex-Brasil) 0,7 0,8 -4,7% 0 ,7 9,2% Valor transacionado com cartões Receitas de Prestação de Serviços 8,6 9,2 -6,2% 8, 5 1,1% R$ Bilhões Resultado de Seguros ² 1,6 1,6 1,1% 1,6 0,3% Emissor Adquirência Total 10,2 10,8 -5,1% 10,1 1,0% 13,5% 14,2% 120 113 105 99 1T18 1T19 1T18 1T19 (1) Considera receitas de administração de fundos e receitas de administração de consórcios; (2) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, após as Despesas com Sinistros e de Comercialização; (3) Não inclui a América Latina (ex-Brasil). 11Receita de Serviços e Resultado de Seguros Correntistas PF Aumento no número de Em R$ bilhões 1T19 4T 3T 18 18 D 1T18 D correntistas Pessoa Física 10,4% em relação ao 1T18 Cartões de Crédito e Débito 3 ,3 3 ,5 -5,9% 3,3 -1,7% Serviços de Conta Corrente 1 ,8 1,9 -0,4% 1,8 1,5% Carteiras Administradas e Fundos de Investimento ³ Administração de Recursos ¹ 1,1 1,2 -10,5% 1,0 5,2% R$ Bilhões Operações de Crédito e Garantias Prestadas 0,6 0,6 -2,7% 0,6 -7,6% 1.135 Serviços de Recebimento 0,5 0,5 -2,8% 0,5 2,1% 1.002 13,2% Assessoria Econômica-Financeira e Corretagem 0,4 0,6 -33,1% 0 ,3 16,2% Outros Mar/18 Mar/19 0,3 0,2 8,6% 0 ,3 -2,3% América Latina (ex-Brasil) 0,7 0,8 -4,7% 0 ,7 9,2% Valor transacionado com cartões Receitas de Prestação de Serviços 8,6 9,2 -6,2% 8, 5 1,1% R$ Bilhões Resultado de Seguros ² 1,6 1,6 1,1% 1,6 0,3% Emissor Adquirência Total 10,2 10,8 -5,1% 10,1 1,0% 13,5% 14,2% 120 113 105 99 1T18 1T19 1T18 1T19 (1) Considera receitas de administração de fundos e receitas de administração de consórcios; (2) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, após as Despesas com Sinistros e de Comercialização; (3) Não inclui a América Latina (ex-Brasil). 11

# Despesas não Decorrentes de Juros (DNDJ)

| Em R$ bilhões | 1T19 | 4T18 | Δ | 1T18 | Δ |
|---|---|---|---|---|---|
| Despesas de Pessoal | (5,3) | (5,6) | -5,7% | (5,1) | 4,3% |
| Despesas Administrativas | (4,1) | (4,5) | -7,6% | (3,9) | 6,0% |
| Despesas Operacionais | (1,1) | (0,9) | 14,1% | (1,2) | -7,3% |
| Outras Despesas Tributárias [1] | (0,1) | (0,1) | -5,7% | (0,1) | 9,3% |
| América Latina (ex-Brasil) [2] | (1,6) | (1,7) | -6,7% | (1,5) | 6,8% |
| **Total** | **(12,1)** | **(12,8)** | **-5,0%** | **(11,7)** | **4,1%** |

(1) Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, Cofins e ISS; (2) Não considera a alocação gerencial de custos indiretos.

## Índice de Eficiência



60,8
61,0
61,3
61,7
60,9
45,9
47,1
48,8
48,7
46,3
1T18
2T18
3T18
4T18
1T19
I.E. Trimestre (%)
I.E.A.R. Trimestre (%)

12

Capital Aplicação integral das regras de Basileia III │31 de Março de 2019 15,9% 14,6% 13,5% 1,0% -2,4% 0,3% 0,1% -0,1% 0,8% 1,3% 1,0% 14,9% 13,3% 12,5% Tier I Parcela adicional de Tier I de Dez/18 com Lucro Líquido 1T19 e Ajustes Prudenciais RWA Capital Complementar Tier I Dez/18 dividendos e JCP efeitos Proforma outras movimentações no Nível 1 aprovado em fev/19 Mar/19 referentes à 2018 PL Capital Principal (CET I) Capital Complementar Nível I (AT1) 13Capital Aplicação integral das regras de Basileia III │31 de Março de 2019 15,9% 14,6% 13,5% 1,0% -2,4% 0,3% 0,1% -0,1% 0,8% 1,3% 1,0% 14,9% 13,3% 12,5% Tier I Parcela adicional de Tier I de Dez/18 com Lucro Líquido 1T19 e Ajustes Prudenciais RWA Capital Complementar Tier I Dez/18 dividendos e JCP efeitos Proforma outras movimentações no Nível 1 aprovado em fev/19 Mar/19 referentes à 2018 PL Capital Principal (CET I) Capital Complementar Nível I (AT1) 13

Modelo de Negócios Em R$ bilhões 1T19 1T18 Δ Excesso Excesso Excesso Serviços & Serviços & Serviços & Consolidado Consolidado Consolidado Trading de Trading de Trading de Crédito Crédito Crédito Seguros Seguros Seguros Capital Capital Capital 2 8,2 14,6 0 ,4 12,8 0,4 2 7,4 13,9 0 ,6 12,3 0 ,6 0 ,8 0 ,6 (0,2) 0,5 (0,2) Produto Bancário Margem Financeira Gerencial 1 7,7 1 1,6 0 ,4 5,2 0 ,4 17,0 11,1 0 ,6 4 ,7 0 ,6 0 ,7 0,5 (0,2) 0 ,5 (0,2) 8,6 2,9 0,0 5,7 - 8 ,5 2,8 0,0 5,7 - 0,1 0 ,1 (0,0) (0,0) - Receitas de Serviços 1 Receitas de Seguros 1,9 - - 1,9 - 1,9 - - 1,9 - 0,0 - - 0,0 - (3,8) (3,8) - - - (3,8) (3,8) - - - (0,0) (0,0) - - - Custo do Crédito Despesas com Sinistros (0,3) - - (0,3) - (0,3) - - (0,3) - (0,0) - - (0,0) - 2 DNDJ e Outras Despesas (14,0) (7,0) (0,1) (6,9) (0,0) (13,5) (6,2) (0,3) (6,9) (0,0) (0,6) (0,8) 0 ,2 0 ,1 0,0 Lucro Líquido Recorrente 6,9 2 ,7 0,1 3,7 0,3 6,4 2 ,2 0,2 3,6 0 ,4 0,5 0 ,5 (0,1) 0 ,1 (0,1) 124,0 63,1 1,5 38,4 21,0 121,5 61,4 1,8 34,3 24,0 2,5 1,7 (0,3) 4,1 (3,0) Capital Regulatório Médio 2 ,9 0 ,6 0,1 2,5 (0,3) 2,5 0,2 0,2 2,5 (0,4) 0 ,4 0,4 (0,1) (0,0) 0,0 Criação de Valor ROE Recorrente 23,6% 17,0% 39,0% 38,5% 6,6% 22,2% 14,1% 53,0% 42,0% 6,8% 1,4 p.p. 2,9 p.p. -13,9 p.p. -3,6 p.p. -0,2 p.p. (1) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias 14Modelo de Negócios Em R$ bilhões 1T19 1T18 Δ Excesso Excesso Excesso Serviços & Serviços & Serviços & Consolidado Consolidado Consolidado Trading de Trading de Trading de Crédito Crédito Crédito Seguros Seguros Seguros Capital Capital Capital 2 8,2 14,6 0 ,4 12,8 0,4 2 7,4 13,9 0 ,6 12,3 0 ,6 0 ,8 0 ,6 (0,2) 0,5 (0,2) Produto Bancário Margem Financeira Gerencial 1 7,7 1 1,6 0 ,4 5,2 0 ,4 17,0 11,1 0 ,6 4 ,7 0 ,6 0 ,7 0,5 (0,2) 0 ,5 (0,2) 8,6 2,9 0,0 5,7 - 8 ,5 2,8 0,0 5,7 - 0,1 0 ,1 (0,0) (0,0) - Receitas de Serviços 1 Receitas de Seguros 1,9 - - 1,9 - 1,9 - - 1,9 - 0,0 - - 0,0 - (3,8) (3,8) - - - (3,8) (3,8) - - - (0,0) (0,0) - - - Custo do Crédito Despesas com Sinistros (0,3) - - (0,3) - (0,3) - - (0,3) - (0,0) - - (0,0) - 2 DNDJ e Outras Despesas (14,0) (7,0) (0,1) (6,9) (0,0) (13,5) (6,2) (0,3) (6,9) (0,0) (0,6) (0,8) 0 ,2 0 ,1 0,0 Lucro Líquido Recorrente 6,9 2 ,7 0,1 3,7 0,3 6,4 2 ,2 0,2 3,6 0 ,4 0,5 0 ,5 (0,1) 0 ,1 (0,1) 124,0 63,1 1,5 38,4 21,0 121,5 61,4 1,8 34,3 24,0 2,5 1,7 (0,3) 4,1 (3,0) Capital Regulatório Médio 2 ,9 0 ,6 0,1 2,5 (0,3) 2,5 0,2 0,2 2,5 (0,4) 0 ,4 0,4 (0,1) (0,0) 0,0 Criação de Valor ROE Recorrente 23,6% 17,0% 39,0% 38,5% 6,6% 22,2% 14,1% 53,0% 42,0% 6,8% 1,4 p.p. 2,9 p.p. -13,9 p.p. -3,6 p.p. -0,2 p.p. (1) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias 14

Resultados 1T19 4T18 Δ 1T18 Δ Em R$ bilhões Produto Bancário 28,2 28,5 -0,9% 27,4 2,8% Margem Financeira Gerencial 17,7 17,4 1,6% 1 7,0 3,9% Margem Financeira com Clientes 1 6,4 1 6,2 1,2% 15,3 7,6% Margem Financeira com o Mercado 1,2 1,1 8,2% 1 ,7 -28,4% 8 ,6 9,2 -6,2% 8 ,5 1,1% Receitas de Prestação de Serviços 1,9 1,9 1,1% 1,9 1,0% Receitas de Operações de Seguro ¹ (3,8) (3,4) 11,4% (3,8) 0,4% Custo do Crédito (4,2) (3,8) 10,8% (4,1) 2,3% Despesa de Provisão para Créditos de Liquidação Duvidosa Impairment (0,0) (0,3) -88,9% (0,2) -84,1% Descontos Concedidos (0,3) (0,3) -1,2% (0,3) 8,4% 0,7 1,0 -23,0% 0,8 -6,9% Recuperação de Créditos Baixados como Prejuízo Despesas com Sinistros (0,3) (0,3) 1,9% (0,3) 7,1% Outras Despesas Operacionais (13,8) (14,7) -5,8% (13,4) 3,4% (12,1) (12,8) -5,0% (11,7) 4,1% Despesas não Decorrentes de Juros (1,7) (1,9) -10,7% (1,7) -0,8% Despesas Tributárias e Outras ² 10,3 10,1 1,9% 10,0 2,9% Resultado antes da Tributação e Part. Minoritárias (3,2) (3,4) -4,9% (3,5) -7,9% Imposto de Renda e Contribuição Social (0,2) (0,2) -19,2% (0,1) 106,7% Participações Minoritárias nas Subsidiárias 6,9 6 ,5 6,2% 6,4 7,1% Lucro Líquido Recorrente (1) Receitas de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras) e Despesa de Comercialização de Seguros. 15Resultados 1T19 4T18 Δ 1T18 Δ Em R$ bilhões Produto Bancário 28,2 28,5 -0,9% 27,4 2,8% Margem Financeira Gerencial 17,7 17,4 1,6% 1 7,0 3,9% Margem Financeira com Clientes 1 6,4 1 6,2 1,2% 15,3 7,6% Margem Financeira com o Mercado 1,2 1,1 8,2% 1 ,7 -28,4% 8 ,6 9,2 -6,2% 8 ,5 1,1% Receitas de Prestação de Serviços 1,9 1,9 1,1% 1,9 1,0% Receitas de Operações de Seguro ¹ (3,8) (3,4) 11,4% (3,8) 0,4% Custo do Crédito (4,2) (3,8) 10,8% (4,1) 2,3% Despesa de Provisão para Créditos de Liquidação Duvidosa Impairment (0,0) (0,3) -88,9% (0,2) -84,1% Descontos Concedidos (0,3) (0,3) -1,2% (0,3) 8,4% 0,7 1,0 -23,0% 0,8 -6,9% Recuperação de Créditos Baixados como Prejuízo Despesas com Sinistros (0,3) (0,3) 1,9% (0,3) 7,1% Outras Despesas Operacionais (13,8) (14,7) -5,8% (13,4) 3,4% (12,1) (12,8) -5,0% (11,7) 4,1% Despesas não Decorrentes de Juros (1,7) (1,9) -10,7% (1,7) -0,8% Despesas Tributárias e Outras ² 10,3 10,1 1,9% 10,0 2,9% Resultado antes da Tributação e Part. Minoritárias (3,2) (3,4) -4,9% (3,5) -7,9% Imposto de Renda e Contribuição Social (0,2) (0,2) -19,2% (0,1) 106,7% Participações Minoritárias nas Subsidiárias 6,9 6 ,5 6,2% 6,4 7,1% Lucro Líquido Recorrente (1) Receitas de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização. (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras) e Despesa de Comercialização de Seguros. 15

Prática de Distribuição de Lucro Com o objetivo de mantermos uma gestão eficiente de capital, visando a criação de valor para o acionista, anunciamos em Fato Relevante, divulgado no dia 26 de setembro de 2017, que pretendemos: Simulação de Payout Manter a prática de pagamento de dividendos e para manter o Capital Nível 1 em 13,5% em diferentes cenários de retorno e crescimento, assumindo que não há aquisições ou juros sobre capital próprio mínimo de 35% do lucro mudanças nos requerimentos de capital. líquido (porém retiramos o limite máximo anteriormente fixado em 45%). Fixar, por meio do Conselho de Administração, o valor total a ser distribuído a cada ano considerando: o nível de capitalização da companhia, o nível mínimo de Capital Nível I de 13,5% (este indicador deverá ser composto de no mínimo 12,0% de Capital Principal), a lucratividade no O percentual a ser distribuído poderá flutuar ano a ano em função da lucratividade e demandas de capital da companhia, sempre considerando o mínimo previsto no Estatuto Social da Companhia. ano, expectativa de utilização de capital e mudanças fiscais. Payout e Recompra de Ações Dividend Yield ¹ Dividendos e JCP ² 89,2% 100,0% 22,9 83,0% Em R$ Bi 2,0% 80,0% 12,4% 49,3% 60,0% Reservados no PL 16,4 Recompra de Ações 7,5% 4,3% 40,0% 87,2% Pagos e Provisionados 70,6% Payout 6,0 20,0% 45,0% em 2018 Recompra de ações 0,5 0,0% 2018 2016 2017 2018 (1) Considera payout de 89,2% e a cotação diária média de fechamento em 2018; (2) Dividendos e JCP líquidos de impostos. 16Prática de Distribuição de Lucro Com o objetivo de mantermos uma gestão eficiente de capital, visando a criação de valor para o acionista, anunciamos em Fato Relevante, divulgado no dia 26 de setembro de 2017, que pretendemos: Simulação de Payout Manter a prática de pagamento de dividendos e para manter o Capital Nível 1 em 13,5% em diferentes cenários de retorno e crescimento, assumindo que não há aquisições ou juros sobre capital próprio mínimo de 35% do lucro mudanças nos requerimentos de capital. líquido (porém retiramos o limite máximo anteriormente fixado em 45%). Fixar, por meio do Conselho de Administração, o valor total a ser distribuído a cada ano considerando: o nível de capitalização da companhia, o nível mínimo de Capital Nível I de 13,5% (este indicador deverá ser composto de no mínimo 12,0% de Capital Principal), a lucratividade no O percentual a ser distribuído poderá flutuar ano a ano em função da lucratividade e demandas de capital da companhia, sempre considerando o mínimo previsto no Estatuto Social da Companhia. ano, expectativa de utilização de capital e mudanças fiscais. Payout e Recompra de Ações Dividend Yield ¹ Dividendos e JCP ² 89,2% 100,0% 22,9 83,0% Em R$ Bi 2,0% 80,0% 12,4% 49,3% 60,0% Reservados no PL 16,4 Recompra de Ações 7,5% 4,3% 40,0% 87,2% Pagos e Provisionados 70,6% Payout 6,0 20,0% 45,0% em 2018 Recompra de ações 0,5 0,0% 2018 2016 2017 2018 (1) Considera payout de 89,2% e a cotação diária média de fechamento em 2018; (2) Dividendos e JCP líquidos de impostos. 16

# Transformação Digital

## Uso dos canais digitais [1]

**Pessoas Físicas** (em milhões)



8,8
10,0
11,5
mar-17
mar-18
mar-19

**Empresas** (em milhões)



1,0
1,1
1,2
mar-17
mar-18
mar-19

## % das transações realizadas nos canais digitais

| | 1T17 | 1T19 |
|---|---|---|
| Crédito | 16% | 18% |
| Investimentos | 37% | 46% |
| Pagamentos | 64% | 80% |

Nota: Participação dos canais digitais no volume de transações (em R$) do Banco de Varejo.

## Novas contas de Pessoas Físicas (em mil)



Agências Físicas
Itaú
App Abreconta
1.037
1.007
1.108
1.073
1.066
91
127
165
225
221
1T18
2T18
3T18
4T18
1T19

## % operações digitais no Produto Bancário do Varejo



27%
73%
32%
68%
1T17
1T19
Agência Digital
Agência Física

**Índice de Eficiência**
das agências no 1T19

**27%** Digital

**70%** Física

(1) Internet, mobile e SMS no Banco de Varejo.

17

Itaú

Teleconferência - Imprensa

# Resultados do 1° trimestre de 2019

**Candido Botelho Bracher**
Presidente e CEO

**Milton Maluhy Filho**
Vice-Presidente Executivo, CFO e CRO

**Alexsandro Broedel**
Diretor Executivo de Finanças e Relações com Investidores

**Marcos Magalhães**
Diretor Executivo de Adquirência

NÍVEL 1 BM&FBOVESPA · apimec · Dow Jones Sustainability Indices · ITAG · ISE · IGC · ITUB LISTED NYSE

Attachment 03 Attachment 03

# Itaú Unibanco reports profits of R$ 6.9 billion in the first quarter of 2019

*Result driven by a combination of a better financial margin, cost control and growth in the credit portfolio*

**São Paulo, May 2, 2019** – Itaú Unibanco, the largest private sector bank in Latin America, reported a recurring net income of R$ 6.9 billion in the first quarter of 2019, a growth of 7.1% in relation to the same period in 2018. First quarter annualized recurring return on average equity (ROE) was 23.6%.

| In R$ million (except where indicated) | 1Q19 | 1Q18 | % | 4Q18 | % |
|---|---|---|---|---|---|
| Recurring Net Income | 6,877 | 6,419 | 7.1% | 6,478 | 6.2% |
| Annualized average ROE | 23.6% | 22.2% | 140 bps | 21.8% | 180 bps |
| Total Adjusted Loan Portfolio[1] | 647,061 | 601,056 | 7.7% | 636,934 | 1.6% |
| Non-performing Loan Ratio (90 days) - Total | 3.0% | 3.1% | -10 bps | 2.9% | 10 bps |

The total adjusted loan portfolio[1] reached R$ 647.1 billion at the end of March 2019, an increase of 7.7% in 12 months. The bank reported expansion in demand for credit with an increase from individuals and very small, small and middle-market companies, reflecting in growth of 12.7% and 17.6% for these portfolios, respectively. While demand remained lack luster, the large company portfolio recorded a recovery in origination, growing 18% compared with the same period in 2018.

"The economy experienced a more modest performance than had been expected, partly reflecting the uncertainties surrounding Brazil's fiscal trajectory. We remain confident in the resumption of sustainable growth, an essential condition of which is social security reform. I would like to take this moment to reiterate that we are absolutely focused on raising the levels of customer satisfaction."

**Candido Bracher**
**CEO of Itaú Unibanco**

Larger credit volume and improved product mix were instrumental in growth of 7.6% in the financial margin with clients in relation to the first quarter of 2018.

The 90-day non-performing loans ratio fell 10 bps in 12 months to reach 3%, in spite of the change in portfolio mix with a greater concentration of personal loans and credit card operations. In Brazil, the non-performing loans ratio to individuals registered a reduction of 20 bps on the same comparative basis, decreasing from 4.6% to 4.4%. The same delinquency ratio for very small, small and middle-market companies also registered a decline of 140 bps, from 4.3% to 2.9%.

Revenues from services and insurance rose 1.0% year-on-year and the result of a more competitive market, especially in the card acquirers market.

Non-interest expenses reached R$ 12.1 billion at the end of March of this year and an increase of 4.1% compared with the same period in 2018 – below inflation for the period –, mainly due to readjustments stemming from the collective bargaining agreement. The efficiency ratio improved by 240 bps in the first quarter of 2019 compared with the final quarter in 2018, but continues above the same period for last year.

> "Since last year, we have seen growth in demand from individuals and small and middle-market companies for credit. In the first quarter of 2019, especially in March, we have also noticed an improvement in demand from large companies, which has reflected in a significant boost in origination, that increased 18% compared with the same period in 2018."
>
> **Milton Maluhy**
> **Executive Vice President, CFO and CRO of Itaú Unibanco**

In the first quarter of 2019, the bank surpassed 11.5 million individual account holders that use the digital channels via internet or mobile applications. In the case of business accounts, this figure has already reached the 1.2 million mark. Over 221 thousand digital accounts were opened using the Abreconta app at the beginning of the year, an increase of 144% compared with the same period in 2018.

Another milestone during the quarter was the progressive increase in the bank's shareholder base, which has now exceeded 200 thousand individual investors and surpassing the growth on the B3.

The value added[3] to the economy by Itaú Unibanco totaled R$ 18.3 billion between January and March 2019. The amount was distributed among several segments of society: R$ 5.3 billion in employee compensation, R$ 5.6 billion in tax payments, R$ 4.5 billion for reinvestment of profits in the operation, R$ 2.6 billion for remuneration of the more than 200 thousand direct shareholders and approximately 1 million indirect shareholders[4] and R$ 0.3 billion for other parties.

Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores.

(1) Includes financial guarantees rendered and corporate securities.
(2) Cost of credit includes result from loan losses, net of recoveries, impairment and discounts granted.
(3) The statement of value added adopts the managerial criteria.
(4) Indirect shareholders are individuals or institutional investors in Brazil that have indirectly acquired Itaú Unibanco shares through investment or pension funds.

**Corporate Communication – Itaú Unibanco**
(11) 5019-8880/8881
imprensa@itau-unibanco.com.br

Attachment 04 Attachment 04

Itaú

Conference Call

# 1st quarter 2019 Earnings Review

**Candido Botelho Bracher**
President and CEO

**Milton Maluhy Filho**
Executive Vice-President, CFO and CRO

**Alexsandro Broedel**
Executive Finance Director and Head of Investor Relations

**Marcos Magalhães**
Merchant Acquirer Executive Director

NÍVEL 1 BM&FBOVESPA | apimec | Member of Dow Jones Sustainability Indices | Índice de Ações com Tag Along Diferenciado ITAG | Índice de Sustentabilidade Empresarial ISE | Índice de Ações com Governança Corporativa Diferenciada IGC | ITUB LISTED NYSE

# Highlights
## 1st quarter 2019

### Recurring Net Income

| | |
|---|---|
| Consolidated R$6.9 bn | ^ 7.1 % 1Q19 vs. 1Q18 |
| Brazil R$6.5 bn | ^ 4.6 % 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 6.4 | 6.4 | 6.5 | 6.5 | 6.9 |

### Recurring ROE

| | |
|---|---|
| Consolidated 23.6% | ^ 140 bps 1Q19 vs. 1Q18 |
| Brazil 24.8% | ^ 110 bps 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 22.2 | 21.6 | 21.3 | 21.8 | 23.6 |

### Credit [1]

| | |
|---|---|
| Consolidated R$647.1 bn | ^ 7.7 % 1Q19 vs. 1Q18 |
| Brazil R$480.4 bn | ^ 6.5 % 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 601.1 | 623.3 | 636.4 | 636.9 | 647.1 |

### NPL 90 days

| | |
|---|---|
| Consolidated 3.0% | v 10 bps 1Q19 vs. 1Q18 |
| Brazil 3.7% | 0.0 bp 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 3.1 | 2.8 | 2.9 | 2.9 | 3.0 |

### Financial Margin with Clients

| | |
|---|---|
| Consolidated R$16.4 bn | ^ 7.6 % 1Q19 vs. 1Q18 |
| Brazil R$14.7 bn | ^ 6.3 % 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 15.3 | 16.0 | 16.2 | 16.2 | 16.4 |

### Commission, Fees and Insurance Results [2]

| | |
|---|---|
| Consolidated R$10.2 bn | ^ 1.0 % 1Q19 vs. 1Q18 |
| Brazil R$9.5 bn | ^ 0.3 % 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 10.1 | 10.4 | 10.2 | 10.8 | 10.2 |

### Cost of Credit

| | |
|---|---|
| Consolidated R$3.8 bn | ^ 0.4 % 1Q19 vs. 1Q18 |
| Brazil R$3.4 bn | ^ 2.1 % 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 3.8 | 3.6 | 3.3 | 3.4 | 3.8 |

### Non-Interest Expenses

| | |
|---|---|
| Consolidated R$12.1 bn | ^ 4.1 % 1Q19 vs. 1Q18 |
| Brazil R$10.5 bn | ^ 4.1 % 1Q19 vs. 1Q18 |

| 1Q18 | 2Q18 | 3Q18 | 4Q18 | 1Q19 |
|---|---|---|---|---|
| 11.7 | 12.3 | 12.6 | 12.8 | 12.1 |

(1) Total with Financial Guarantees provided and Corporate Securities; (2) Revenues from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

2

Recurring Net Income and Value Creation 23.6% 22.2% 21.9% 21.8% 21.6% 21.3% ROE Average Cost of Capital 14.5% 14.5% 14.0% 13.5% 13.5% 13.5% Recurring Net Income 6.9 6.5 6.5 6.4 6.4 6.3 Value Creation 2.0 2.9 2.2 2.0 2.5 2.5 Cost of Capital 4.5 4.3 4.3 4.0 3.9 3.9 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 3 In R$ billionRecurring Net Income and Value Creation 23.6% 22.2% 21.9% 21.8% 21.6% 21.3% ROE Average Cost of Capital 14.5% 14.5% 14.0% 13.5% 13.5% 13.5% Recurring Net Income 6.9 6.5 6.5 6.4 6.4 6.3 Value Creation 2.0 2.9 2.2 2.0 2.5 2.5 Cost of Capital 4.5 4.3 4.3 4.0 3.9 3.9 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 3 In R$ billion

Credit by Client profile or Product Credit origination¹ 1Q19 vs. 1Q18 In R$ billions, end of period 1Q19 4Q18 D 1Q18 D Total Individuals 2 15.6 211.3 2.0% 1 91.4 12.7% Brazil ² 21% Credit Card Loans 76.4 7 7.5 -1.3% 6 5.0 17.6% Personal Loans 3 1.1 2 9.2 6.5% 27.4 13.7% Individuals Payroll Loans 48.6 46 .7 4.2% 44.7 8.8% 22% Vehicle Loans 1 6.6 15.9 4.1% 1 4.3 15.7% Very Small, Mortgage Loans 42.9 42.0 1.9% 40 .0 7.2% Small and 26% Very Small, Small and Middle Market Loans 74.1 70 .8 4.7% 63.0 17.6% Middle Market Individuals + Very Small, Small and Middle Market Loans 2 89.7 282.1 2.7% 254.4 13.9% Corporate Loans 190.7 191.6 -0.5% 196.7 -3.1% Corporate 18% Credit Operations 152.6 1 53.3 -0.4% 162.0 -5.8% Corporate Securities 3 8.0 3 8.3 -0.8% 34.7 9.6% 3 Private securities issuance Latin America 1 66.7 1 63.2 2.1% 1 50.0 11.1% 1Q19 st 1 place in Total with Financial Guarantees provided and Corporate Securities 6 47.1 636.9 1.6% 601.1 7.7% the ANBIMA R$6.7 bn ranking Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 4Credit by Client profile or Product Credit origination¹ 1Q19 vs. 1Q18 In R$ billions, end of period 1Q19 4Q18 D 1Q18 D Total Individuals 2 15.6 211.3 2.0% 1 91.4 12.7% Brazil ² 21% Credit Card Loans 76.4 7 7.5 -1.3% 6 5.0 17.6% Personal Loans 3 1.1 2 9.2 6.5% 27.4 13.7% Individuals Payroll Loans 48.6 46 .7 4.2% 44.7 8.8% 22% Vehicle Loans 1 6.6 15.9 4.1% 1 4.3 15.7% Very Small, Mortgage Loans 42.9 42.0 1.9% 40 .0 7.2% Small and 26% Very Small, Small and Middle Market Loans 74.1 70 .8 4.7% 63.0 17.6% Middle Market Individuals + Very Small, Small and Middle Market Loans 2 89.7 282.1 2.7% 254.4 13.9% Corporate Loans 190.7 191.6 -0.5% 196.7 -3.1% Corporate 18% Credit Operations 152.6 1 53.3 -0.4% 162.0 -5.8% Corporate Securities 3 8.0 3 8.3 -0.8% 34.7 9.6% 3 Private securities issuance Latin America 1 66.7 1 63.2 2.1% 1 50.0 11.1% 1Q19 st 1 place in Total with Financial Guarantees provided and Corporate Securities 6 47.1 636.9 1.6% 601.1 7.7% the ANBIMA R$6.7 bn ranking Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 4

Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.6% 12.3% 12.2% 12.1% 12.1% 12.0% 12.0% 11.8% 10.3% 10.1% 9.9% 9.9% 10.0% 9.9% 9.8% 9.8% 9.6% 9.5% 9.2% 9.2% 9.2% 9.0% 8.9% 10.9% 9.2% 8.9% 7.6% 7.7% 7.6% 7.6% 7.4% 7.4% 7.3% 7.5% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Client In R$ billions Brazil 1 2 1Q18 Mix of products Asset Spreads, Average Structured operations Working Capital and other Latin America Financial Margin 1Q19 3 Asset Portfolio and Liabilities from the Wholesale with clients Margin segment (1) Change in the compostion of assets with credit risk between periods; (2) Spreads variation of assets with credit risk between periods; (3) Considers credit and private securities portfolio net of overdue balance over 60 days. 5Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.6% 12.3% 12.2% 12.1% 12.1% 12.0% 12.0% 11.8% 10.3% 10.1% 9.9% 9.9% 10.0% 9.9% 9.8% 9.8% 9.6% 9.5% 9.2% 9.2% 9.2% 9.0% 8.9% 10.9% 9.2% 8.9% 7.6% 7.7% 7.6% 7.6% 7.4% 7.4% 7.3% 7.5% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Client In R$ billions Brazil 1 2 1Q18 Mix of products Asset Spreads, Average Structured operations Working Capital and other Latin America Financial Margin 1Q19 3 Asset Portfolio and Liabilities from the Wholesale with clients Margin segment (1) Change in the compostion of assets with credit risk between periods; (2) Spreads variation of assets with credit risk between periods; (3) Considers credit and private securities portfolio net of overdue balance over 60 days. 5

Financial Margin with the Market 1.8 1.8 1.7 In R$ billions 1.6 1.5 1.4 1.4 1.3 1.2 1.9 1.7 1.6 1.4 1.4 1.3 1.3 1.1 0.1 1.2 0.2 1.7 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.5 0.2 0.2 0.5 0.2 0.3 0.3 0.3 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 6Financial Margin with the Market 1.8 1.8 1.7 In R$ billions 1.6 1.5 1.4 1.4 1.3 1.2 1.9 1.7 1.6 1.4 1.4 1.3 1.3 1.1 0.1 1.2 0.2 1.7 1.3 1.3 0.9 1.2 1.1 0.9 1.0 0.5 0.5 0.2 0.2 0.5 0.2 0.3 0.3 0.3 0.3 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 6

# Cost of Credit and Credit Quality

## NPL Ratio

Consolidated (90 days) - %



3.7
3.7
3.4
3.5
3.51
3.68
3.1
3.1
2.8
2.9
2.91
3.02
1.5
1.6
1.5
1.3
1.41
1.37
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Total
Brazil[1]
Latin America[2]

Brazil (90 days) - %



4.9
4.6
4.5
4.5
4.43
4.41
4.5
4.3
3.7
3.4
3.16
2.89
1.0
1.8
1.0
1.5
1.72
2.61
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Individuals
Corporate
SMEs

Consolidated (15-90 days) - %



2.9
3.1
2.5
3.1
2.35
2.64
2.7
2.7
2.7
2.6
2.34
2.47
2.7
2.6
2.8
2.4
2.34
2.40
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Total
Brazil[1]
Latin America[2]

Brazil (15-90 days) - %



3.3
3.5
3.5
3.2
2.94
3.36
2.5
2.4
2.3
1.8
1.69
1.78
1.8
0.8
1.7
1.0
1.47
0.70
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Individuals
Corporate
SMEs

[1] Includes units abroad ex-Latin America; [2] Excludes Brazil.

## Cost of Credit [1]

In R$ billions



2.9%
2.5%
2.4%
2.1%
2.1%
2.4%
4.3
3.8
3.6
3.3
3.4
3.8
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Cost of Credit
Cost of Credit / Total Risk[2] - Annualized

## Coverage Ratio



908%
618%
952%
639%
517%
338%
245%
236%
248%
235%
221%
208%
219%
204%
220%
235%
221%
223%
166%
169%
169%
168%
169%
172%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Total
Latin America ex-Brazil
Retail - Brazil
Wholesale - Brazil

(1) Provision for Loan Losses and + Recovery of Loans written-off as Losses + Impairment + Discounts Granted; (2) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

7

# Commissions and Fees and Result From Insurance Operations

| In R$ billions | 1Q19 | 4Q18 | Δ | 1Q18 | Δ |
|---|---|---|---|---|---|
| Credit and Debit Cards | 3.3 | 3.5 | -5.9% | 3.3 | -1.7% |
| Current Account Services | 1.8 | 1.9 | -0.4% | 1.8 | 1.5% |
| Asset Management [1] | 1.1 | 1.2 | -10.5% | 1.0 | 5.2% |
| Credit Operations and Guarantees Provided | 0.6 | 0.6 | -2.7% | 0.6 | -7.6% |
| Collection Services | 0.5 | 0.5 | -2.8% | 0.5 | 2.1% |
| Advisory Services and Brokerage | 0.4 | 0.6 | -33.1% | 0.3 | 16.2% |
| Other | 0.3 | 0.2 | 8.6% | 0.3 | -2.3% |
| Latin America (ex-Brazil) | 0.7 | 0.8 | -4.7% | 0.7 | 9.2% |
| **Commissions and Fees** | **8.6** | **9.2** | **-6.2%** | **8.5** | **1.1%** |
| Result from Insurance Operations [2] | 1.6 | 1.6 | 1.1% | 1.6 | 0.3% |
| **Total** | **10.2** | **10.8** | **-5.1%** | **10.1** | **1.0%** |

### Current Account Holders

▲10.4% Increase in the number of Individuals account holders compared to 1Q18.

### Assets Under Administration [3]

In R$ billions



1,002
1,135
Mar-18
Mar-19

▲13.2%

### Transactions with Cards - Value

In R$ billions

Issuer ▲ 13.5%



105
120
1Q18
1Q19

Acquiring: ▲ 14.2%



99
113
1Q18
1Q19

(1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Does not include Latin America (ex-Brazil)

8

Non-Interest Expenses Efficiency Ratio In R$ billions 1Q19 4Q18 D 1Q18 D 61.7 61.3 61.0 60.9 60.8 Personnel Expenses (5.3) (5.6) -5.7% (5.1) 4.3% Administrative Expenses (4.1) (4.5) -7.6% (3.9) 6.0% Operating Expenses (1.1) (0.9) 14.1% (1.2) -7.3% (0.1) (0.1) -5.7% (0.1) 9.3% Other Tax Expenses ¹ 48.8 48.7 (1.6) (1.7) -6.7% (1.5) 6.8% Latin America (ex-Brazil) ² 47.1 46.3 45.9 Total (12.1) (12.8) -5.0% (11.7) 4.1% 1Q18 2Q18 3Q18 4Q18 1Q19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. Quarterly E.R. (%) Quarterly R.A.E.R (%) 9Non-Interest Expenses Efficiency Ratio In R$ billions 1Q19 4Q18 D 1Q18 D 61.7 61.3 61.0 60.9 60.8 Personnel Expenses (5.3) (5.6) -5.7% (5.1) 4.3% Administrative Expenses (4.1) (4.5) -7.6% (3.9) 6.0% Operating Expenses (1.1) (0.9) 14.1% (1.2) -7.3% (0.1) (0.1) -5.7% (0.1) 9.3% Other Tax Expenses ¹ 48.8 48.7 (1.6) (1.7) -6.7% (1.5) 6.8% Latin America (ex-Brazil) ² 47.1 46.3 45.9 Total (12.1) (12.8) -5.0% (11.7) 4.1% 1Q18 2Q18 3Q18 4Q18 1Q19 (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. Quarterly E.R. (%) Quarterly R.A.E.R (%) 9

Capital Full application of Basel III rules│ March 31, 2019 15.9% 14.6% 13.5% 1.0% -2.4% 0.3% 0.1% -0.1% 0.8% 1.3% 1.0% 14.9% 13.3% 12.5% Tier I 2018 additional Tier I Dec-18 1Q19 net income and Prudential Adjustments RWA Additional Tier I capital Tier I Dec-18 dividends and IOC after additional other equity changes approved in Mar-19 dividends and IOC February 2019 Common Equity Tier I (CET I) Additional Tier I (AT1) 10Capital Full application of Basel III rules│ March 31, 2019 15.9% 14.6% 13.5% 1.0% -2.4% 0.3% 0.1% -0.1% 0.8% 1.3% 1.0% 14.9% 13.3% 12.5% Tier I 2018 additional Tier I Dec-18 1Q19 net income and Prudential Adjustments RWA Additional Tier I capital Tier I Dec-18 dividends and IOC after additional other equity changes approved in Mar-19 dividends and IOC February 2019 Common Equity Tier I (CET I) Additional Tier I (AT1) 10

Unprecedented initiative in the acquiring business Rede ended the prepayment rate on credit card transactions without installments • Effective May 2, 2109 • Credit card transactions without installments • Using any POS machine from • With a bank domicile in Itaú Unibanco • And annual sales up to R$30 million Will be received in 2 days with zero cost of anticipation We want Stimulate the development Pursue even higher Influence other of entrepreneurs, micro and levels of customer movements in the small companies satisfaction sector 11Unprecedented initiative in the acquiring business Rede ended the prepayment rate on credit card transactions without installments • Effective May 2, 2109 • Credit card transactions without installments • Using any POS machine from • With a bank domicile in Itaú Unibanco • And annual sales up to R$30 million Will be received in 2 days with zero cost of anticipation We want Stimulate the development Pursue even higher Influence other of entrepreneurs, micro and levels of customer movements in the small companies satisfaction sector 11

# 2019 Forecast

| | Consolidated | | Brazil [1] | |
|---|---|---|---|---|
| | Previous | Revised | Previous | Revised |
| Total Credit Portfolio [2] | 8.0% – 11.0% | Unchanged | 8.0% – 11.0% | Unchanged |
| Financial Margin with Clients | 9.5% – 12.5% | 9.0% – 12.0% | 9.5% – 12.5% | 9.0% – 12.0% |
| Financial Margin with the Market | R$4.6 bn – R$5.6 bn | Unchanged | R$3.6 bn – R$4.6 bn | Unchanged |
| Cost of Credit [3] | R$14.5 bn – R$17.5 bn | Unchanged | R$12.5 bn – R$15.5 bn | Unchanged |
| Commissions and Fees and Results from Insurance Operations [4] | 3.0% – 6.0% | 2.0% – 5.0% | 3.0% – 6.0% | 2.0% – 5.0% |
| Non-Interest Expenses | 5.0% – 8.0% | 3.0% – 6.0% | 5.5% – 8.5% | 3.5% – 6.5% |
| Effective Tax Rate | 31.0% – 33.0% | Unchanged | 32.0% – 34.0% | Unchanged |

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

12

Appendix 13Appendix 13

Business Model In R$ billions 1Q19 1Q18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 2 8.2 14.6 0 .4 1 2.8 0 .4 2 7.4 1 3.9 0 .6 12.3 0.6 0.8 0.6 (0.2) 0.5 (0.2) Managerial Financial Margin 1 7.7 1 1.6 0 .4 5.2 0 .4 17.0 1 1.1 0.6 4.7 0 .6 0 .7 0.5 (0.2) 0 .5 (0.2) Commissions and Fees 8.6 2.9 0.0 5.7 - 8 .5 2.8 0.0 5.7 - 0.1 0.1 (0.0) (0.0) - Revenues from Insurance ¹ 1.9 - - 1.9 - 1.9 - - 1.9 - 0.0 - - 0.0 - Cost of Credit (3.8) (3.8) - - - (3.8) (3.8) - - - (0.0) (0.0) - - - Retained Claims (0.3) - - (0.3) - (0.3) - - (0.3) - (0.0) - - (0.0) - Non-Interested Expenses (14.0) (7.0) (0.1) (6.9) (0.0) (13.5) (6.2) (0.3) (6.9) (0.0) (0.6) (0.8) 0.2 0.1 0.0 and Other Expenses ² Recurring Net Income 6.9 2 .7 0.1 3 .7 0 .3 6.4 2 .2 0.2 3 .6 0 .4 0.5 0 .5 (0.1) 0.1 (0.1) Average Regulatory Capital 124.0 63 .1 1.5 38.4 21.0 121.5 61.4 1.8 34.3 24.0 2.5 1.7 (0.3) 4.1 (3.0) Value Creation 2.9 0 .6 0.1 2.5 (0.3) 2.5 0.2 0.2 2.5 (0.4) 0 .4 0 .4 (0.1) (0.0) 0.0 Recurring ROE 23.6% 17.0% 39.0% 38.5% 6.6% 22.2% 14.1% 53.0% 42.0% 6.8% 140 bps 290bps -1,390 bps -360 bps -20 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 14Business Model In R$ billions 1Q19 1Q18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 2 8.2 14.6 0 .4 1 2.8 0 .4 2 7.4 1 3.9 0 .6 12.3 0.6 0.8 0.6 (0.2) 0.5 (0.2) Managerial Financial Margin 1 7.7 1 1.6 0 .4 5.2 0 .4 17.0 1 1.1 0.6 4.7 0 .6 0 .7 0.5 (0.2) 0 .5 (0.2) Commissions and Fees 8.6 2.9 0.0 5.7 - 8 .5 2.8 0.0 5.7 - 0.1 0.1 (0.0) (0.0) - Revenues from Insurance ¹ 1.9 - - 1.9 - 1.9 - - 1.9 - 0.0 - - 0.0 - Cost of Credit (3.8) (3.8) - - - (3.8) (3.8) - - - (0.0) (0.0) - - - Retained Claims (0.3) - - (0.3) - (0.3) - - (0.3) - (0.0) - - (0.0) - Non-Interested Expenses (14.0) (7.0) (0.1) (6.9) (0.0) (13.5) (6.2) (0.3) (6.9) (0.0) (0.6) (0.8) 0.2 0.1 0.0 and Other Expenses ² Recurring Net Income 6.9 2 .7 0.1 3 .7 0 .3 6.4 2 .2 0.2 3 .6 0 .4 0.5 0 .5 (0.1) 0.1 (0.1) Average Regulatory Capital 124.0 63 .1 1.5 38.4 21.0 121.5 61.4 1.8 34.3 24.0 2.5 1.7 (0.3) 4.1 (3.0) Value Creation 2.9 0 .6 0.1 2.5 (0.3) 2.5 0.2 0.2 2.5 (0.4) 0 .4 0 .4 (0.1) (0.0) 0.0 Recurring ROE 23.6% 17.0% 39.0% 38.5% 6.6% 22.2% 14.1% 53.0% 42.0% 6.8% 140 bps 290bps -1,390 bps -360 bps -20 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 14

Results In R$ Billions 1Q19 4Q18 Δ 1Q18 Δ Operating Revenues 28.2 28.5 -0.9% 27.4 2.8% Managerial Financial Margin 17.7 17.4 1.6% 17.0 3.9% Financial Margin with Clients 16.4 1 6.2 1.2% 15.3 7.6% Financial Margin with the Market 1.2 1.1 8.2% 1 .7 -28.4% Commissions and Fees 8.6 9 .2 -6.2% 8.5 1.1% 1.9 1.9 1.1% 1.9 1.0% Revenues from Insurance ¹ Cost of Credit (3.8) (3.4) 11.4% (3.8) 0.4% Provision for Loan Losses (4.2) (3.8) 10.8% (4.1) 2.3% Impairment (0.0) (0.3) -88.9% (0.2) -84.1% Discounts Granted (0.3) (0.3) -1.2% (0.3) 8.4% Recovery of Loans Written Off as Losses 0 .7 1.0 -23.0% 0.8 -6.9% Retained Claims (0.3) (0.3) 1.9% (0.3) 7.1% Other Operating Expenses (13.8) (14.7) -5.8% (13.4) 3.4% Non-Interest Expenses (12.1) (12.8) -5.0% (11.7) 4.1% (1.7) (1.9) -10.7% (1.7) -0.8% Tax Expenses and Other ² Income before Tax and Minority Interests 10.3 10.1 1.9% 10.0 2.9% Income Tax and Social Contribution (3.2) (3.4) -4.9% (3.5) -7.9% Minority Interests in Subsidiaries (0.2) (0.2) -19.2% (0.1) 106.7% Recurring Net Income 6 .9 6 .5 6.2% 6.4 7.1% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 15Results In R$ Billions 1Q19 4Q18 Δ 1Q18 Δ Operating Revenues 28.2 28.5 -0.9% 27.4 2.8% Managerial Financial Margin 17.7 17.4 1.6% 17.0 3.9% Financial Margin with Clients 16.4 1 6.2 1.2% 15.3 7.6% Financial Margin with the Market 1.2 1.1 8.2% 1 .7 -28.4% Commissions and Fees 8.6 9 .2 -6.2% 8.5 1.1% 1.9 1.9 1.1% 1.9 1.0% Revenues from Insurance ¹ Cost of Credit (3.8) (3.4) 11.4% (3.8) 0.4% Provision for Loan Losses (4.2) (3.8) 10.8% (4.1) 2.3% Impairment (0.0) (0.3) -88.9% (0.2) -84.1% Discounts Granted (0.3) (0.3) -1.2% (0.3) 8.4% Recovery of Loans Written Off as Losses 0 .7 1.0 -23.0% 0.8 -6.9% Retained Claims (0.3) (0.3) 1.9% (0.3) 7.1% Other Operating Expenses (13.8) (14.7) -5.8% (13.4) 3.4% Non-Interest Expenses (12.1) (12.8) -5.0% (11.7) 4.1% (1.7) (1.9) -10.7% (1.7) -0.8% Tax Expenses and Other ² Income before Tax and Minority Interests 10.3 10.1 1.9% 10.0 2.9% Income Tax and Social Contribution (3.2) (3.4) -4.9% (3.5) -7.9% Minority Interests in Subsidiaries (0.2) (0.2) -19.2% (0.1) 106.7% Recurring Net Income 6 .9 6 .5 6.2% 6.4 7.1% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 15

Payout Practice Maintain the practice of paying dividends and interest on own capital at 35% of net income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of capital The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum set forth in the Bylaws. use and changes in tax legislation. Payout and Shares Buyback Dividend Yield ¹ Dividends and IOC ² 89.2% 22.9 83.0% In R$ billions 2.0% 12.4% 49.3% Reserved in Equity 16.4 Shares Buyback 7.5% 4.3% 87.2% 70.6% Payout Paid and provisioned 6.0 45.0% in 2018 Shares Buyback 0.5 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. 16Payout Practice Maintain the practice of paying dividends and interest on own capital at 35% of net income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of capital The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum set forth in the Bylaws. use and changes in tax legislation. Payout and Shares Buyback Dividend Yield ¹ Dividends and IOC ² 89.2% 22.9 83.0% In R$ billions 2.0% 12.4% 49.3% Reserved in Equity 16.4 Shares Buyback 7.5% 4.3% 87.2% 70.6% Payout Paid and provisioned 6.0 45.0% in 2018 Shares Buyback 0.5 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. 16

# Digital Transformation

## Use of Digital Channels [1]

**Individuals** (in millions)



8.8
10.0
11.5
Mar-17
Mar-18
Mar-19

**Companies** (in millions)



1.0
1.1
1.2
Mar-17
Mar-18
Mar-19

## % of transactions through digital channels

| | 1Q17 | 1Q19 |
|---|---|---|
| Credit | 16% | 18% |
| Investments | 37% | 46% |
| Payments | 64% | 80% |

Note: Share of digital channels in the volume (R$) of transactions in the Retail Bank segment

## New Individuals accounts (in thousands)



Brick and Mortar Branches
Itaú
Abreconta App
1,037
1,007
1,108
1,073
1,066
91
127
165
225
221
1Q18
2Q18
3Q18
4Q18
1Q19

## % digital operations on the Retail Operating Revenues



27%
73%
32%
68%
1Q17
1Q19
Digital
Branches
Brick and Mortar
Branches

**Efficiency Ratio**
of branches in 1Q19

**27%** Digital

**70%** Brick and Mortar

(1) Internet, mobile and SMS on Retail Bank.

17

Itaú

Conference Call

# 1st quarter 2019 Earnings Review

**Candido Botelho Bracher**
President and CEO

**Milton Maluhy Filho**
Executive Vice-President, CFO and CRO

**Alexsandro Broedel**
Executive Finance Director and Head of Investor Relations

**Marcos Magalhães**
Merchant Acquirer Executive Director

NÍVEL 1 BM&FBOVESPA | apimec | Dow Jones Sustainability Indices | Índice de Ações com Tag Along Diferenciado ITAG | Índice de Sustentabilidade Empresarial ISE | Índice de Ações com Governança Corporativa Diferenciada IGC | ITUB LISTED NYSE